Form 10-K, Exhibit 13
period 1999-12-31
CLECO CORP
filed 2000-03-30
CIK 1089819

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  RESULTS OF OPERATIONS AND FINANCIAL CONDITION

REORGANIZATION

         Effective July 1, 1999, Cleco Utility Group Inc. (Utility Group) reorganized into a holding company structure. This reorganization resulted in the creation of a new holding company, Cleco Corporation (the Company), which holds investments in several subsidiaries, one of which, Utility Group, contains the Louisiana Public Service Commission (LPSC) jurisdictional generation, transmission and distribution electric utility operations serving the Company's traditional retail and wholesale customers. Another subsidiary, Cleco Midstream Resources LLC (Midstream), operates competitive LPSC nonjurisdictional electric generation, oil and natural gas production, energy marketing and natural gas pipeline businesses. A third subsidiary, Utility Construction & Technology Solutions LLC (UtiliTech, formerly Cleco Services LLC), provides utility engineering and line construction services to municipal governments, rural electric cooperatives and investor-owned electric companies. There was no impact on the Company's Consolidated Financial Statements because the reorganization was accounted for similarly to a pooling of interest.

       Under the terms of the reorganization, the Company became the owner of all of Utility Group's outstanding common stock, and holders of existing common and two series of preferred stock exchanged their stock in Utility Group for common stock in the Company. Shares of preferred stock in three series that did not approve the reorganization were redeemed for $5.7 million.

RESULTS OF OPERATIONS

Earnings

         The Company's consolidated 1999 earnings (net income applicable to common stock) totaled $54.8 million, or $2.43 per basic average common share, an increase of $3.1 million, or $0.13 per share, compared to 1998. Earnings increased primarily due to increased energy marketing operations within Utility Group and Midstream. Gross margins from energy marketing operations (energy sales less energy purchases) increased $6.9 million. Moderating the increase in gross margin were $0.9 million of costs for holding company structure implementation, $2.0 million of costs for process redesign, consultants, and $1.3 million of start-up costs for Cleco Evangeline LLC (Evangeline).

         Earnings in 1998 increased $1.2 million over 1997 due to increased kilowatt-hour sales within Utility Group to regular customers and activities of the energy marketing operations. Earnings were adversely affected by expected increases in such nonfuel operating expenses as depreciation and ad valorem taxes, as well as a $2 million annual base rate reduction ordered by the LPSC and a $4.8 million reserve for customer rate refunds associated with the 1996 LPSC settlement discussed under "Financial Condition - Retail Rates of Utility Group."

         Earnings for past years are not necessarily indicative of future earnings and results. Future earnings will be affected by, among other things, weather conditions, the Company's business development programs, the overall economy of Utility Group's service area, legislative and other regulatory changes and increased competition.

Consolidated Revenues

         Consolidated operating revenues were $768.2 million in 1999, an increase of $253.0 million over 1998. The majority of the increase in 1999 revenue was due to increased sales in both energy marketing and retail electric operations. Consolidated 1998 revenues were $515.2 million, an increase of $58.9 million over 1997 revenues. The majority of the increase was due to increased sales in energy marketing and in retail electric operations. Changes in consolidated revenues are further explained in the discussion of revenues relating to each major subsidiary of the Company.

Revenues and Sales - Utility Group



                                                      1999                    1998                   1997
                                              ----------------------   --------------------   --------------------
                                                  In       Percent        In      Percent        In      Percent
Revenues:                                     Thousands    Change      Thousands   Change     Thousands   Change
                                              ---------    ------      ---------   ------     ---------   ------
Base...........................................$306,225        3.1%    $296,893      6.6%      $278,412      3.9%
Fuel cost recovery..............................202,565        6.4%     190,387      7.1%       177,833      5.2%
Estimated customer credits......................(2,776)      (42.2%)     (4,800)
Energy marketing................................237,731      627.1%      32,695
     Total revenues............................$743,745       44.4%    $515,175     12.9%      $456,245      4.4%

         Retail rates for residential, commercial and industrial customers and other retail sales (approximately 66% of the Company's consolidated revenues in 1999) are regulated by the LPSC. Rates for transmission and wholesale power sales are regulated by the Federal Energy Regulatory Commission (FERC). Retail rates consist of a base rate and a fuel rate. Base rates are designed to allow recovery of the cost of providing service and a return on utility assets. Fuel rates fluctuate, allowing recovery of, with no profit, the majority of costs of purchased power and fuel used to generate electricity. Energy marketing revenues are based on the electric and natural gas markets, which are affected by supply and demand of those commodities.

         Utility Group's base revenues were reduced $3.0 million annually beginning November 1, 1996, and were reduced by an additional $2.0 million annually beginning January 1, 1998, as part of an LPSC earnings review. Revenues in 1999 and 1998 were reduced further by $2.8 million and $4.8 million, respectively, for customer rate refunds based on the same LPSC settlement. For more information on the LPSC settlement, see "Financial Condition -- Retail Rates of Utility Group" below.

         Approximately half of the $9.3 million increase in base revenues in 1999 was due to a 2.9% increase in sales to regular customers. The remainder of the increase was due to increased transmission and miscellaneous revenues.

         Fuel cost recovery revenues collected in 1999 increased $12.2 million because increased demand for power necessitated the purchase of more power on the wholesale market at higher prices than in 1998. Net income is not materially affected by changes in the cost of fuel and purchased power because most of these cost fluctuations are currently passed on to customers through fuel cost adjustment clauses. For information on changes in the fuel adjustment clauses, see "Financial Condition -- Retail Rates of Utility Group" below.

         Energy marketing revenues increased $205.0 million in 1999 as compared to 1998 due to several factors. The first factor was that Utility Group's electric marketing operation was not operational until late in the second quarter of 1998 and was still in start-up mode in the third quarter of 1998. The second factor was that in 1998 the operation traded only in the Into Entergy market, whereas in 1999 it expanded into the Cinergy market. In 1999 the operation also started marketing natural gas. Management does not expect Utility Group's marketing revenues to increase at the same rate in 2000 as in 1999, and they may decline because of the transfer of Coughlin Power Station (CPS) from Utility Group to Evangeline.

         Revenues in 1998 were reduced, compared to 1997, by a $4.8 million provision for customer rate refunds based on the 1996 LPSC settlement. Approximately $18.4 million of the $58.9 million increase in 1998 operating revenues was due to an increase in base revenues from a 9.2% growth in kilowatt-hour sales to regular customers. Approximately $32.7 million of the increase was due to sales from energy marketing operations, which began in 1998.

         Fuel cost recovery revenues collected in 1998 increased $12.5 million over 1997 due to the increased demand for power, higher market prices for purchased power, and the increased use of natural gas as generating fuel instead of coal and lignite.

         Weather influences the demand for electricity, especially among residential customers. Demand for electricity by commercial and industrial customers is primarily dependent upon the strength of the economy in the service territory and the nation and is less affected by weather. Sales to industrial customers are also affected by the worldwide demand for wood products, since Utility Group's two largest customers are producers of such products. The following chart compares the kilowatt-hour sales by customer class, for 1999, 1998 and 1997.


                                                  1999                   1998                    1997
---------------------------------------------------------------------------------------------------------------
                                            Million   Percent     Million    Percent      Million    Percent
                                             kWh      Change        kWh       Change        kWh       Change
                                             ---      -------       ---       ------        ---       ------
Retail electric customers
  Residential................................3,208     (0.7%)       3,230       13.8%       2,838       4.2%
  Commercial.................................1,597      4.4%        1,529        9.8%       1,393       4.1%
  Industrial.................................2,720      8.0%        2,518        2.1%       2,467       4.1%
  Other retail.................................574      3.4%          555        4.1%         533       1.3%
  Sales for resale.............................373     (7.2%)         402       29.3%         311       6.9%
Total sales to regular customers.............8,472      2.9%        8,234        9.2%       7,542       4.1%
Short-term sales to other utilities............126     65.8%           76     (51.6%)         157     (52.4%)
Sales from marketing activities..............5,815    467.3%        1,025
          Total electric sales..............14,413     54.4%        9,335       21.2%       7,699       1.6%

         The increase in sales to commercial and industrial customers during 1999 as compared to 1998 resulted primarily from increased economic growth in the region served by Utility Group and in the United States generally.

         The increase in sales to residential customers during 1998 as compared to 1997 resulted primarily from warmer than normal spring and summer seasons in 1998. Sales to residential customers were also boosted by the addition of 7,700 mostly residential customers on September 30, 1997, through the acquisition of the business of a rural electric cooperative utility, Teche Electric Cooperative, Inc. (Teche). Sales to commercial and industrial customers grew from 1997 as a result of customer growth and increased economic growth in the region served by Utility Group.

         During the last five years, electric sales growth to retail electric customers averaged 5.6% and, based on current information, is expected to range from 2% to 3% per year during the next five years. The levels of future sales will depend upon factors such as weather conditions, customer conservation efforts, Utility Group's retail marketing and business development programs, and the overall economy of the service area. Some of the issues facing the electric utility industry that could affect sales include deregulation, retail wheeling, legislative and regulatory changes, retention of large industrial customers, franchises and access to transmission systems.

         Sales from energy marketing activities are primarily affected by transmission constraints, demand versus supply, and market prices. The increase in sales of electricity in 1999 over 1998 was due to the fact that in 1999 there was a full year of marketing of electricity. Natural gas was not marketed within Utility Group until 1999.

Revenues and Sales - Midstream

         Midstream's revenue in 1999 was $20.9 million and was derived mainly from one of its subsidiaries, Cleco Marketing & Trading LLC (CMT), which represents approximately 89% of Midstream's revenues. CMT began operations in July 1999 and markets wholesale natural gas and electricity in Louisiana and Texas. Sales from energy marketing activities are primarily affected by transportation constraints, demand versus supply and market prices. Management expects the percentage of Midstream sales from energy marketing to decline relative to total Midstream sales as the Evangeline facility comes on line in June 2000. In 1998 Midstream's revenue was $10.1 million and was solely derived from a majority owned subsidiary, Cleco Energy LLC (Energy). The increase in revenue from 1998 to 1999 was due to marketing electricity and natural gas, whereas in 1998 only natural gas was marketed.

         Revenue in 1998 increased to $10.1 million from $0.1 million in 1997 because Energy was in start-up mode during all of 1997. In 1998 Energy acquired Sabine Texican Pipeline Company, Inc., which significantly increased Midstream's revenues.

         The 750 MW Evangeline generating station is expected to begin operations in June 2000. Evangeline has signed a 20-year Capacity Sale and Tolling Agreement with Williams Energy Marketing and Trading Company (Williams). Under the terms of the agreement, Williams has the right to own and market the electricity produced by the Evangeline facility and will supply the natural gas fuel required by the facility. Evangeline will collect a fee from Williams for operating and maintaining the Evangeline facility. The amount of the fee paid by Williams is dependent upon Evangeline meeting certain measures, such as minimum base capacity and a guaranteed unit heat rate. If the minimum measures set forth in the Capacity Sale and Tolling Agreement are not met, the fee paid to Evangeline may be reduced.

Revenues and Sales - UtiliTech

         UtiliTech's revenue in 1999 increased to $6.8 million from $0.2 million in 1998 because it was in start-up mode during 1998. At the end of 1998,
UtiliTech had three line construction crews, whereas at the end of 1999 UtiliTech had 29 line construction crews. UtiliTech offers distribution line construction services, maintenance of utility systems and utility engineering services. During 1999 distribution line services were approximately 89% of sales, which was up from 66% in 1998. Management expects distribution line construction to remain UtiliTech's primary source of sales and revenue for 2000, but the percentage relative to total UtiliTech revenues may decline as UtiliTech's other services expand.

Fuel and Purchased Power - Utility Group

         Changes in fuel and purchased power expenses reflect fluctuations in generation mix, fuel costs, availability of economy power and deferral of expenses for recovery from customers through fuel adjustment clauses in subsequent months. The following table shows the amount and changes in fuel and purchased power expenses for 1999, 1998 and 1997.

                                                1999                       1998                      1997
                                       ------------------------   -----------------------   -----------------------
                                            In        Percent         In        Percent         In        Percent
                                        Thousands     Change       Thousands    Change       Thousands    Change

Fuel used for electric generation........$145,229        1.7%       $142,737       4.9%      $136,009       17.6%
Power purchased .........................  65,303       23.2%         53,011      18.9%        44,590      (19.8%)
          Total fuel expenses............$210,532        7.5%       $195,748       8.4%      $180,599        5.4%
Gas purchased for marketing..............$ 24,687
Power purchased for marketing............$205,397      651.8%       $ 27,322

         Total fuel expense increased $14.8 million in 1999. Total fuel expense increased primarily due to increased demand from native load customers, which necessitated the purchase of more power on the wholesale market at higher prices than in 1998. Power purchased for marketing increased primarily due to a full year of activity in the energy marketing operations in 1999. Natural gas marketing did not begin until 1999.

         Total fuel expense increased $15.1 million in 1998 over 1997. The increase was primarily a result of the increased demand for power, higher market prices for purchased power, and the increased use of natural gas as generating fuel instead of coal and lignite. Power marketing was in its first year of operation in 1998.

         Coal and lignite are obtained under long-term contracts. Natural gas is purchased for Utility Group's use under short-term contracts on the spot market when prices are advantageous. Power is purchased from other utilities to supplement Utility Group's generation resources at times of relatively high demand as well as when the purchase price is less than Utility Group's cost of generation and when transmission capacity is available to transport the energy to Utility Group's system. During 1999, 27% of Utility Group's energy requirements were met with purchased power, up from 24% in 1998 and 1997.

         In future years, the Utility Group's generating facilities may not supply enough electric power to meet its growing native load demand. Following a competitive bid process, Utility Group entered into contracts for firm electric capacity and energy with two power marketing companies for 605 MW of capacity in 2000, increasing to 760 MW of capacity in 2004. These contracts are subject to final approval by the LPSC. Management expects the contracts, combined with Utility Group's own generation, to meet substantially all its native load demand through 2004. Because of its location on the transmission grid, Utility Group relies on one main supplier of electric transmission and is sometimes constrained as to the amount of purchased power it can bring into its system. These two contracts are not expected to be affected by such transmission constraints.

         Utility Group and the joint owner of one of its electric generating units jointly filed suit in 1997 against a joint venture and its partners who mine lignite for the generating unit. The joint venture has filed counterclaims. The counterclaims caused

Utility Group and the joint owner to file another suit against the joint venture's parent company. Management believes the counterclaims, if successful, would not have a significant adverse effect on the Utility Group's financial position or results of operations. Normal day-to-day operations continue at the mining facility and the jointly owned electric generating unit.

         Energy owns and operates natural gas pipelines at two of Utility Group's power stations and the Evangeline power station where natural gas is used as a primary fuel. These pipelines increase access to natural gas markets and lower-cost gas supplies.

         The coal for one of Utility Group's jointly owned electric generating units is transported under a long-term contract with a railroad. The railroad experienced operating problems beginning in 1997, which resulted in reduced volumes delivered to the unit. Throughout 1998, the delivery problems persisted, and the coal inventory fluctuated at or below Utility Group's desired minimum level. However, in 1999, the deliveries of coal by the railroad were back to the normal schedule.

Nonfuel Operating Expenses and Income Taxes - All Segments

         Changes in consolidated nonfuel operating expenses for all segments (excluding restructuring charges) for 1999, 1998 and 1997 were as follows:


                                           1999                        1998                        1997
                                 --------------------------  -------------------------   -------------------------
                                       In         Percent          In        PercentChange     In        PercentChange
                                   Thousands      Change       Thousands                   Thousands

Other operations..............    $  84,743        19.2%       $ 71,066        10.0%       $ 64,618        (0.2%)
Maintenance...................       29,909        (1.2%)        30,285        30.0%         23,286        (0.9%)
Depreciation..................       50,019         3.4%         48,369         5.4%         45,890         5.6%
Other taxes...................       36,072         1.8%         35,420         6.0%         33,422        12.9%
          Total...............     $200,743         8.4%       $185,140        10.7%       $167,216         4.0%

         Total 1999 nonfuel operating expenses increased 8.4% over 1998. The increase in other operations expense was mainly due to start-up expenses in the Midstream subsidiaries, the increased growth at UtiliTech, and increased charges of wheeling purchased power into Utility Group's system.

         Total 1998 nonfuel operating expenses, excluding 1997 restructuring charges, increased 10.7% over 1997. For more information concerning the restructuring charge incurred in 1997, see "Restructuring Charge" below. Other operations expense increased 10.0% due to increases in staffing. Maintenance expense increased due to several unanticipated Utility Group generating unit repairs due to mechanical problems and increased right-of-way reclearing relating to Utility Group transmission and distribution activities. Depreciation expense increased primarily due to a full year of depreciation on property additions associated with the acquisition of the Teche assets and planned additions to Utility Group generation, transmission and distribution facilities.

         A number of parishes (counties) have attempted in recent years to impose franchise fees on retail revenues earned within the unincorporated areas Utility Group serves. If the parishes are ultimately successful, Utility Group's taxes other than income taxes could increase substantially in future years.

Restructuring Charge

         During 1997 Utility Group reorganized its electric production staff. The primary objective of this reorganization was to create a centralized power production maintenance work force. As a result, approximately 30 employee positions were eliminated, resulting in a charge to earnings of $1.9 million ($1.2 million on an after-tax basis), consisting mainly of voluntary severance programs offered to eligible employees.

Other Income, Interest Income and Interest Expense - All Segments

         "Other income (expenses), net" decreased $0.9 million in 1999 compared to 1998 mainly due to start-up costs relating to reorganizing into a holding company and mark-to-market losses on Utility Group's energy positions that are classified as trading under Emerging Issues Task Force Consensus No. 98-10, "Accounting for Contracts Involved in Energy Trading and Risk Management Activities." In 1998 "Other income (expenses), net" decreased $1.6 million from 1997 due to start-up costs relating to several nonregulated subsidiaries, primarily Evangeline, which was in the process of repowering an existing generating station.

         Interest income in 1999 increased $1.3 million as compared to 1998 mainly due to interest related to federal tax refunds and the Utility Group carrying more investments than in previous years as a result of pre-funding the refinancing of medium-term notes.

         Interest expense for 1999 increased $1.4 million as compared to 1998. The increase is due to several factors: higher interest rates on variable rate short-term debt during 1999; higher interest expense on Utility Group's pollution control bonds due to the refinancing of the bonds at a fixed rate; and the replacement of short-term debt at Utility Group with medium-term notes in order to pre-fund the refinancing of medium-term notes at Utility Group.

Allowance for Funds Used During Construction (AFUDC)

         AFUDC represents the estimated cost of financing LPSC and FERC rate-regulated construction work-in-progress within Utility Group and is not a current source of cash. A return on and recovery of AFUDC is permitted by regulatory bodies in setting rates charged for utility services. AFUDC for 1999 decreased as a result of lower LPSC and FERC rate-regulated construction expenditures. AFUDC for 1998 increased as a result of higher LPSC and FERC rate-regulated construction. AFUDC accounted for 0.9% of net income applicable to common stock in 1999, compared to 2.2% in 1998 and 0.9% in 1997.

FINANCIAL CONDITION

Liquidity and Capital Resources

         Financing for construction requirements and operational needs is dependent upon the cost and availability of external funds through capital markets and from financial institutions. Access to funds is dependent upon factors such as general economic conditions, regulatory authorizations and policies, the Company's credit rating and the credit rating of its subsidiaries.

         At December 31, 1999 and 1998, there was $25.9 million and $68.4 million, respectively, of short-term debt outstanding in the form of commercial paper and bank loans. Short-term debt decreased as a result of the issuance of $50 million of medium-term notes by Utility Group, which used the proceeds to refinance $10 million in medium-term notes that matured in May 1999, redeem $20 million of putable medium term notes in November 1999, and pay down short-term debt. An existing $100 million revolving credit facility within Utility Group is scheduled to terminate on June 15, 2000, and an $80 million, 364-day credit facility within Utility Group was terminated on August 25, 1999. These facilities provided support for the issuance of commercial paper and working capital needs. Two new credit facilities, for the Company totaling $200 million, were finalized concurrently with the termination of the $80 million, 364-day facility. These new facilities are structured so that $120 million is for a term of 364 days and $80 million is for a term of three years. The facilities will provide for working capital and other needs of the Company and its subsidiaries. Guaranties issued by the Company to third parties for certain types of transactions between those parties and the Company's subsidiaries, other than Utility Group, will reduce the amount of the facilities available to the Company by an amount equal to the stated or determinable amount of the primary obligation. In addition, certain indebtedness incurred by the Company outside of the facilities will reduce the amount of the facilities available to the Company. The amount of such guaranties and other indebtedness totaled $18.2 million at December 31, 1999. Uncommitted lines of credit with banks totaling $15 million are also available to support working capital needs. Additionally, UtiliTech has $2.0 million line of credit exists at UtiliTech. The UtiliTech line of credit is expected to continue to December 2000. At December 31, 1999, there was no outstanding debt under the UtiliTech facility. Additionally, at December 31, 1999, an LPSC non-jurisdictional subsidiary held $13.1 million of cash and marketable securities, which are committed to supporting activities of affiliates.

Cash Generation and Cash Requirements

Cash Flows

         During 1999 cash flows from operating activities generated $114.7 million, as shown in the Consolidated Statements of Cash Flows. Net cash provided by operating activities resulted from net income, adjusted for noncash charges to income, and changes in working capital. Net cash used in investing activities related to additions to property, plant and equipment and changes in utility and nonutility investments. Net cash provided by financing activities resulted principally from the issuance of $218.6 million in senior secured bonds by Evangeline and was reduced by payment of dividends to shareholders, redemption of three issues of preferred stock, reacquisition of common stock, transfer of cash into restricted escrow accounts, and changes in short-term and long-term financing activities. See Notes to the Consolidated Financial Statements, Note B, "Summary of Significant Accounting Policies," "Restricted Cash" for a further discussion of restricted escrow accounts.

Construction Overview

         The Company has divided its construction along its major first-tier subsidiaries - Utility Group, Midstream, UtiliTech and other. Utility Group construction consists of assets that may be added to Utility Group's rate base, and the cost, if considered prudent by the LPSC, may be passed on to jurisdictional customers. Those assets earn a rate of return restricted by the LPSC and are subject to the rate agreement described under "Retail Rates of Utility Group." Construction consists of additions to Utility Group's distribution system, improvements to its transmission system and improvements at its generation stations. Midstream and UtiliTech and other construction consists of assets whose rate of return is largely determined by the market, not the LPSC. Examples of this type of construction are the repowering of the Evangeline facility, additions to gas pipeline transmission systems, and the purchase of line construction equipment.

Utility Group Construction

         In recent years the Utility Group construction program has consisted primarily of enhancements to its transmission and distribution system and improvements at its generating stations. In 1997 Utility Group acquired the assets of Teche for $22.4 million. Utility Group construction expenditures, excluding AFUDC, totaled $51.7 million in 1999 and $53.9 million in 1998, excluding the Teche assets.

         Utility Group construction expenditures, excluding AFUDC, for 2000 are estimated to be $54 million and for the five-year period ending 2004 are expected to total $225 million. About one-half of the planned construction in the five-year period will support line extensions and substation upgrades to accommodate new business and load growth. Some investment will be made to rehabilitate older transmission, distribution and generation assets. Utility Group will also continue to invest in technology to allow it to operate more efficiently.

         In 1999, 100% of Utility Group construction requirements were funded internally, as compared to 99.8% in 1998 and 100% in 1997. In 2000, 96% of construction requirements are expected to be funded internally. For the five-year period ending 2004, 99% of the construction requirements are expected to be funded internally.

Midstream Construction

         Before 1998, construction within Midstream companies had consisted of a series of natural gas interconnections between several gas transmission pipelines and Utility Group's generation stations that use natural gas. In 1998 Midstream started the repowering project at CPS, now named Evangeline. Additions to property, plant and equipment for 1999, as shown on the Consolidated Statements of Cash Flows, include a $125.2 million cash outlay during 1999 for the repowering of Evangeline. Physical construction of the Evangeline project is approximately 66% complete as of December 31, 1999. See Notes to the Consolidated Financial Statements, Note M, "Repowering Project" for a further explanation of the repowering of Evangeline. Midstream construction expenditures totaled $127.3 million during 1999 and $40.1 million in 1998.

         Midstream construction expenditures for 2000 are estimated to total $229 million and for the five-year period ending 2004 are expected to total $1 billion. Most of the planned construction in the five-year period will consist of the repowering of Evangeline, construction of the Acadia power facility and the projected construction of 1,200 MW of additional electric generation.

         Midstream has announced plans to develop the Acadia Power Project, a 1,000 MW natural gas-fired power plant near Eunice, Louisiana, on a 61.5-acre site owned by Midstream. Permitting is under way, and construction is expected to begin in mid-to-late 2000, pending receipt of approvals from local, state and other regulatory officials. Commercial operations are planned to start mid-year 2002. Several nearby natural gas pipelines will provide ready access to fuel for the plant. The plant will be adjacent to the existing 500/138 KV

Richard transmission substation, giving it the ability to dispatch power directly to the Southwest Power Pool and the Southeastern Electric Reliability Council through both Utility Group's and neighboring transmission systems. Midstream anticipates the majority of the output from the plant will be sold under long-term contract. The plant will be owned through a joining venture, Acadia Power Partners LLC, which is 50% owned by Midstream and 50% owned by Calpine Corporation. The project cost is currently estimated at $500 million. Midstream intends to seek project financing, such as nonrecourse debt, to fund its share of construction costs.

         In 1999, 1.6% of Midstream construction requirements were funded internally, as compared to 14.3% in 1998 and 100% in 1997. In 2000, 4% of Midstream construction requirements are expected to be funded internally. For the five-year period ending 2004, 6% of Midstream construction requirements are expected to be funded internally.

UtiliTech and Other Construction

         UtiliTech and other subsidiaries had construction expenditures of $0.2 million during 1999. The expenditures relate to the start-up nature of UtiliTech. UtiliTech and other construction expenditures for 2000 are estimated to total $8 million and for the five-year period ending 2004 are expected to total $16 million. The majority of the planned UtiliTech and other construction in the five-year period will go toward the installation of new financial software by Cleco Support Group LLC in order to meet the growing needs of the Company and its subsidiaries.

         In 1999, 100% of UtiliTech and other construction requirements were funded internally. In 2000 and for the five-year period ending 2004, all UtiliTech and other construction requirements are expected to be funded internally.

Other Cash Requirements

         Scheduled maturities of debt and preferred stock will total about $27.4 million for 2000 and approximately $154.6 million for the five-year period ending 2004. In 1991 the Company began a common stock repurchase program, and as part of that program up to $23 million of common stock may be repurchased. The Company's purchases of common stock under its repurchase program depend on a number of factors including market conditions. The purchases may not be announced in advance and may be made in the open market or in privately negotiated transactions. During 1999 the Company repurchased stock at a cost of approximately $3.8 million.

         Commitments for asset development projects for Energy will be made as they occur up to $5 million per year for years 1998 through 2002. Amounts not advanced in any year are added to the amount available for the remaining years. A total of $2.5 million was advanced in 1998 for the acquisition of Sabine Texican Pipeline Company, Inc. No amounts were advanced in 1999.

Industry Developments / Customer Choice

         Forces driving increased competition in the electric utility industry involve complex economic, technological, legislative and regulatory factors. These factors have resulted in the introduction of federal and state legislation and other regulatory initiatives that are likely to produce even greater competition at both the wholesale and retail levels in the future. The LPSC has been continuing its investigation into whether retail choice is in the best interest of Louisiana electric utility customers. During 1999 the LPSC directed its staff to develop a transition to competition plan to be presented on or before January 1, 2001. Utility Group and a number of parties, including the other Louisiana electric utilities, certain power marketing companies and various associations representing industry and consumers, have been participating in electric industry restructuring proceedings before the LPSC since 1997. Several neighboring states have taken steps to initate retail choice by 2002. At the federal level, several bills, some with conflicting provisions, have been introduced this past year to promote a more competitive environment in the electric utility industry. Management expects the debate relating to customer choice and other related issues to continue in legislative and regulatory bodies in 2000. At this time, the Company cannot predict whether any legislation or regulation will be enacted or adopted during 2000 and, if enacted, what form such legislation or regulation would take.

         The increasingly competitive environment presents the opportunity to supply electricity to new customers, as well as the risk of losing existing customers. Management believes Utility Group is a reliable, low-cost provider of electricity, and as such, is currently positioned to compete effectively in a restructured electric marketplace.

Retail Rates of Utility Group

         Retail rates regulated by the LPSC accounted for approximately 66% of the Company's consolidated 1999 revenues. Fuel costs and monthly fuel adjustment billing factors are subject to audit by the LPSC. In the past, Utility Group has sought increases in base rates to reflect the cost of service related to plant facility additions and increases in operating costs. If Utility Group requests an increase in its rates, and adequate rate relief is not granted on a timely basis, its ability to attract capital at reasonable costs to finance operations and capital improvements might be impaired.

         The LPSC elected in 1993 to review the earnings of all electric, gas, water and telecommunications utilities it regulates to determine whether the returns on equity of these companies were higher than returns that might be awarded in the economic environment at the time. In 1996 the LPSC approved a settlement of Utility Group's earnings review, which provides its customers with lower electricity rates. A base rate decrease of $3 million annually became effective November 1, 1996, with a second decrease of an additional $2 million annually effective January 1, 1998. The terms of this settlement were to be effective for a five-year period. In February 1999 the period was extended three years until 2004 under an agreement with the LPSC to transfer the existing assets of CPS from the Utility Group's LPSC-regulated rate base into Evangeline, which is repowering the generating plant.

         During the eight-year period beginning November 1, 1996, an LPSC-approved rate stabilization plan is in place. This plan allows Utility Group to retain all earnings equating to a regulatory return on equity up to and including 12.25% on its regulated utility operations. Any earnings which result in a return on equity over 12.25% and up to and including 13% will be shared equally between Utility Group and its customers. Any earnings above this level will be fully refunded to customers. This effectively allows Utility Group the opportunity to realize a regulatory rate of return of up to 12.625%. As part of the rate stabilization plan, the LPSC will annually review Utility Group's revenues and return on equity. If Utility Group is found to be achieving a regulatory return on equity above the minimum 12.25%, a refund will be made in the form of billing credits during the month of September following the evaluation period. A refund of $6.1 million was given in September 1999, reflective of the earnings level achieved in the previous earnings period. An additional $0.5 million has been reserved for refund purposes from this same period following a settlement with the LPSC. Management currently does not anticipate any additional refunds in 2000 based upon 1999 earnings.

         In November 1997, the LPSC issued an order in a generic docket that promulgated new standards for the monthly Fuel Adjustment Clause (FAC) rate filings of electric companies under its jurisdiction. The order adopted new rules and procedures for the monthly FAC computation and changes in reporting of fuel and purchased power cost. Although the order narrowed the types of costs that can be included in the FAC, it offset this reduction with an increase in base rates. New rate schedules that incorporate the shifting of costs from FAC to base rates were calculated and subsequently approved by the LPSC for implementation on January 1, 2000. The changes are expected to have no effect upon the Company's financial position or results of operations.

Year 2000 Readiness Disclosure

         On and subsequent to January 1, 2000, the Company experienced only minor issues arising from year 2000 (Y2K) problems. The Y2K issues caused minor inconvenience and were quickly corrected. The Company will continue to monitor Y2K compliance until such time as management is assured that no material effects will arise as a result of Y2K.

       The Company's cost to achieve Y2K readiness was approximately $1.5 million. No further expenditures are expected. The expenses associated with Y2K were funded through cash flows from operations. Only a nominal amount of the Y2K budget was expended on hardware. Most of the budget was expended on software. The Company's overall information technology operating budget for the year ended December 31, 1999, was approximately $11 million; however, the bulk of the Y2K expenses were budgeted and expended by the various departments that were affected by Y2K issues.

Environmental Matters

         The Company is subject to federal, state and local laws and regulations governing the protection of the environment. Violations of these laws and regulations may result in substantial fines and penalties.

 The Company has obtained all material environmental permits necessary for its operations and believes it is in substantial compliance with these permits, as well as all applicable environmental laws and regulations. The Company anticipates that existing environmental rules will not affect operations significantly, but some capital improvements may have to be made in response to new environmental programs expected in the next few years.

         Implementation of Phase I of the Clean Air Act did not require the Company to reduce sulfur emissions at Utility Group's solid-fuel generating units, which either burn low-sulfur coal or utilize pollution control equipment. Installation of continuous emission monitoring equipment on Utility Group's generating units was completed in 1996 at a cost of approximately $3 million. Although Phase II of the legislation, effective in 2000, involves more stringent limits on emissions, these requirements should not significantly affect the operation of the Company's generating units. However, some capital investment may be necessary in order to comply with Phase II requirements. Capital expenditures for environmental matters were $3.7 million in 1999 and are estimated to be $5 million for 2000.

Regulatory Matters

         In 1996 the FERC issued Orders No. 888 and 889 requiring open access to utilities' transmission systems. The open access provisions require FERC-regulated electric utilities to offer third parties access to transmission under comparable terms and conditions as the utilities' use of their own systems. Providing unbundled transmission service to firm-requirements customers may have significant financial consequences to the utility industry. Providing open access for non-firm sales may have significant effects on utility operations. Currently Utility Group has three wholesale full-requirements customers representing about 0.9% of its total kilowatt-hour sales to regular customers.

         In 1999 the FERC issued Order No. 2000 that further defines the operation of utilities' transmission systems. This order establishes a general framework for all transmission owning entities in the nation to voluntarily place their transmission facilities under the control of appropriate Regional Transmission Organizations (RTO). Although participation is voluntary, the FERC has made it clear that any jurisdictional entity not participating in an RTO will be subject to further regulatory steps. Current objectives state that all electric utilities that own, operate or control interstate transmission facilities should participate in an RTO that will be operational by no later than December 15, 2001. The transfer of control of the Utility Group's transmission facilities has the potential to significantly affect utility operations and revenues.

         Federal and state regulators and legislators are studying potential effects of restructuring the vertically integrated utility systems and providing retail customers a choice of supplier. At this time, it is not possible to predict when, if or to what extent retail customers will be able to choose their electric service suppliers. The regulatory requirement to serve customers and industry standards for reliability of electric supply have resulted in the construction of facilities sufficient, when combined with power purchased off-system for Utility Group to meet peak load conditions with a margin for reserve. With customer choice, costs associated with utility assets specifically dedicated to, or used by, departing customers, such as the Utility Group's generating plants and power purchase contracts, would have to be paid by the departing customers (stranded costs), absorbed by the remaining and new customers, or written off by Utility Group.

         Utility Group has recorded regulatory assets and liabilities, primarily for the effects of income taxes, as a result of past rate actions of regulators, pursuant to SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation" (SFAS 71). The effects of potential deregulation of the industry or possible future changes in the method of rate regulation of Utility Group could require Utility Group to discontinue the application of SFAS 71, pursuant to SFAS No. 101, "Regulated Enterprises -- Accounting for the Discontinuation of Application of FASB Statement No. 71" (SFAS 101). At December 31, 1999, Utility Group had recorded $18.7 million of regulatory assets, net of regulatory liabilities, because of the regulatory requirement to flow through the tax benefits of accelerated deductions to current customers and an implied regulatory compact that future customers would pay for additional taxes when Utility Group paid additional taxes. These differences occur over the lives of relatively long-lived assets, up to 30 years or more. Under the current regulatory and competitive environment, Utility Group believes that these regulatory assets are fully recoverable. However, if in the future, as a result of regulatory changes or increased competition, the Utility Group's ability to recover these regulatory assets would not be probable, then to the extent that these regulatory assets were determined not to be recoverable, the Company would be required to write off or write down these assets.

         SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" (SFAS 121), establishes accounting standards for determining if long-lived assets are impaired, and when and how losses, if any, should be recognized. The Company believes that the net cash flows that will result from the operation of the Company's assets are currently sufficient to cover the carrying value of the assets.

         The Emerging Issues Task Force (EITF) assists the Financial Accounting Standards Board (FASB) in identifying emerging issues affecting financial reporting. In 1997 the EITF reached a consensus in Issue No. 97-4, "Deregulation of the Pricing of Electricity -- Issues Related to the Application of SFAS No. 71 and No 101." EITF 97-4 specified that SFAS No. 71 should be discontinued at a date no later than when the details of a transition plan toward the deregulation of electric rates for all or a portion of the entity subject to such plan are known. However, other factors could cause the discontinuation of SFAS 71 before that date. Additionally, EITF 97-4 establishes that regulatory assets to be recovered through cash flows derived from another portion of the entity which continues to apply SFAS 71 should not be written off, but rather should continue to be considered regulatory assets of the separable portion which will continue to apply SFAS 71.

Financial Risk Management

         The market risk inherent in the Company's market risk-sensitive instruments and positions is the potential change arising from increases or decreases in the short-, medium- and long-term interest rates and the commodity price of electricity traded on the Into Entergy and Cinergy exchanges and the commodity price of natural gas traded. Generally, Utility Group's market risk-sensitive instruments and positions are characterized as "other than trading;" however, Utility Group does have positions that are considered "trading" as defined by EITF 98-10, "Accounting for Contracts Involved in Energy Trading and Risk Management Activities." All of CMT's positions are characterized as "trading" under EITF 98-10. The Company's exposure to market risk, as discussed below, represents an estimate of possible changes in the fair value or future earnings that would occur, assuming possible future movements in the interest rates and the commodity price of electricity and natural gas. Management's views on market risk are not necessarily indicative of actual results, nor do they represent the maximum possible gains or losses. The views do represent, within the parameters disclosed, what management estimates may happen.

Interest

         The Company has entered into various fixed and variable rate debt obligations. See the Notes to the Consolidated Financial Statements, Note E, "Debt" for details. The calculations of the changes in fair market value and interest expense of the debt securities are made over a one-year period.

         As of December 31, 1999, the carrying value of the Company's long-term, fixed-rate debt was approximately $610.9 million, with a fair market value of approximately $604.8 million. Fair value was determined using quoted market prices. Each 1.0% change in the average interest rates applicable to such debt would result in a change of approximately $46.4 million in the fair values of these instruments. If these instruments are held to maturity, no change in fair value will be realized.

         As of December 31, 1999, the carrying value of the Company's long-term, variable-rate debt was approximately $2.0 million, which approximates the fair value. Each 1.0% change in the average interest rates applicable to such debt would result in a change of approximately $20,000 in the Company's pretax earnings.

         As of December 31, 1999, the carrying value of the Company's long-term debt to be paid in Company common stock was approximately $1.0 million, which approximates market value. Fair value was determined using quoted market price for Company common stock. Each $3 change in price of Company common stock would result in a change of approximately $128,000 in the fair value of this debt.

         As of December 31, 1999, the carrying value of the

Company's short-term, variable-rate debt was approximately $25.9 million, which approximates the fair market value. Each 1.0% change in the average interest rates applicable to such debt would result in a change of approximately $0.3 million in the Company's pretax earnings.

         The Company monitors its mix of fixed and variable-rate debt obligations in light of changing market conditions and from time to time may alter that mix by, for example, refinancing balances outstanding under its variable-rate commercial paper program with fixed rate debt.

         As of December 31, 1999, CLE Resources, Inc. (Resources), a wholly owned subsidiary of the Company, held $13.1 million in cash equivalents in a money market account. Each 1.0% change in average interest rates applicable to such investments could result in a change of approximately $0.1 million in the Company's pretax earnings.

Market Risk

       CMT engages in marketing and trading of power and natural gas. All of CMT's trades are considered "trading" under EITF 98-10 and are marked-to-market. The mark-to-market procedures may introduce volatility to carrying values and hence to the Company's financial statements. The Company does have in place controls to help minimize the risks involved in marketing and trading. The mark-to-market of trading positions of CMT at December 31, 1999, was a gain of $14,607.

       Most of Utility Group's positions are considered "other than trading" under EITF 98-10. However, Utility Group did have financial positions that were defined as "trading" under EITF 98-10. Controls similar to the ones in place for CMT are in place for Utility Group to help minimize the risks involved in marketing and trading. At December 31, 1999, the mark-to-market for those positions was a loss of $570,136.

         Both CMT and Utility Group utilize a value-at-risk model to assess the market risk of their derivative financial instruments. Value-at-risk represents the potential loss for an instrument from adverse changes in market factors for a specified period of time and confidence level. The value-at-risk was estimated using historical simulation calculated daily assuming a one-day period with a 99.7% confidence level and a holding period of one day. Total volatility is based on historical cash volatility, implied market volatility, cash volatility and option pricing. Based on these assumptions, the high, low and average value-at-risk during 1999, as well as the value-at-risk as of December 31, 1999, is summarized below:

                                                            (In thousands)

                                   High                 Low              Average            At 12/31/1999
CMT                                $ 325                $ 5               $ 325                 $ 84
Utility Group                     $7,700                $21               $1,908                $ 93
Consolidated                      $7,700                $69               $1,941                $177


New Accounting Standards

         Periodically the Financial Accounting Standards Board (FASB) issues Statements of Financial Accounting Standards (SFAS). These statements reflect accounting, reporting and disclosure requirements the Company should follow in the accumulation of financial data and in the presentation of financial statements. The FASB, a nongovernmental organization, is the primary source of generally accepted accounting principles within the United States.

         In June 1998 the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," effective for fiscal years beginning after June 15, 1999. This statement establishes accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. In June 1999 the FASB issued SFAS No. 137, "Accounting for Derivatives Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133," which changed the effective date of SFAS No. 133 to fiscal years beginning after June 15, 2000. The Company plans on adopting SFAS No. 133 for the year beginning January 1, 2001. The effect of adopting this statement has not been determined.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

         This Annual Report to Shareholders includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact included in this report, including, without limitation, the statements under "Management's Discussion and Analysis of Results of Operations and Financial Condition -- Results of Operations -- Revenues and Sales -- Utility Group, -- Results of Operations -- Revenues and Sales -- Midstream, -- Results of Operations -- Revenues and Sales -- UtiliTech, -- Results of Operations -- Fuel and Purchased Power -- Utility Group -- Financial Condition -- Cash Generation and Cash Requirements -- Utility Group Construction, -- Financial Condition -- Cash Generation and Cash Requirements -- Midstream Construction, -- Financial Condition -- Cash Generation and Cash Requirements--UtiliTech and Other Construction, -- Financial Condition -- Industry Development/Customer Choice, -- Financial Condition -- Retail Rates of Utility Group, -- Financial Condition -- Regulatory Matters," Note D to the Consolidated Financial Statements and Note O to the Consolidated Financial Statements contain forward-looking statements. Located elsewhere in this report are forward-looking statements regarding sales growth, capital expenditures, Utility Group's 1996 LPSC settlement, the effect of certain recent FERC regulations, development of electric generating facilities, future legislative and regulatory changes affecting electric utilities and other matters. Although the Company believes the expectations reflected in such forward-looking statements are reasonable, such forward-looking statements are based on numerous assumptions (some of which may prove to be incorrect) and are subject to risks and uncertainties, including the weather and other natural phenomena, state and federal legislative and regulatory initiatives, the timing and extent of changes in commodity prices and interest rates, the operating performance of Utility Group's and Evangeline's facilities, and the other risks and uncertainties more fully described in the Company's latest Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. Actual results may differ materially from those indicated in such forward-looking statements. Forward-looking statements are based on management's beliefs as well as assumptions made by and information currently available to management. When used in this Annual Report, the words "anticipate," "estimate," "expect," "objective," "projection," "forecast," "goal" and similar expressions are intended to identify forward-looking statements.

         The  Company   undertakes   no  obligation  to  update  or  revise  any
forward-looking statements, whether as a result of changes in actual results, changes in assumptions or other factors affecting such statements.

                                CLECO CORPORATION

                        CONSOLIDATED STATEMENTS OF INCOME

                                                                              For the Years Ended December 31,

                                                                          1999            1998            1997
                                                                          ----            ----            ----
                                                                                     (In thousands,
                                                                          except share and per share amounts)
 Operating revenue

   Retail electric operations...................................      $   508,790    $    487,280    $    456,245
   Energy marketing operations..................................          256,429          32,695
   Other operations.............................................            5,757
                                                                      -----------
      Gross operating revenue...................................          770,976         519,975         456,245
 Less:
   Retail electric customer credits.............................           (2,776)         (4,800)
                                                                      -----------    ------------

      Total Operating Revenue...................................          768,200         515,175         456,245

 Operating expenses

   Fuel used for electric generation............................          145,229         142,737         136,009
   Power purchased for utility customers........................           65,303          53,011          44,590
   Purchases for energy marketing operations....................          244,384          27,322
   Other operations.............................................           84,743          71,066          64,618
   Maintenance..................................................           29,909          30,285          23,286
   Depreciation.................................................           50,019          48,369          45,890
   Taxes other than income taxes................................           36,072          35,420          33,422
   Restructuring charges........................................                                            1,891
                                                                      -----------    ------------    ------------

      Total operating expenses..................................          655,659         408,210         349,706
                                                                      -----------    ------------    ------------

 Operating Income...............................................          112,541         106,965         106,539
 Interest income................................................            1,688             372             427
 Allowance for other funds used during construction.............              654             812             620
 Other income (expense), net....................................           (1,290)           (322)          1,248
                                                                      ------------   -------------   ------------

 Income Before Interest Charges.................................          113,593         107,827         108,834
                                                                      -----------    ------------    ------------

 Interest charges

   Interest on debt and other, net of amount capitalized........           28,412          27,016          27,549
   Allowance for borrowed funds used during construction........              (91)           (904)           (169)
   Amortization of debt discount, premium and expense, net......            1,282           1,248           1,206
                                                                      -----------    ------------    ------------
      Total interest charges....................................           29,603          27,360          28,586
                                                                      -----------    ------------    ------------

 Net income before income taxes and preferred

    dividends...................................................           83,990          80,467          80,248
 Federal and state income taxes.................................           27,224          26,666          27,729
                                                                      -----------    ------------    ------------


 Net income.....................................................           56,766          53,801          52,519
                                                                      -----------          ------          ------
 Preferred dividend requirements, net...........................            2,010           2,137           2,117
                                                                      -----------    ------------    ------------

 Net income applicable to common stock..........................      $    54,756    $     51,664    $     50,402
                                                                       ==========     ===========     ===========
 Average shares of common stock outstanding

  Basic.........................................................       22,501,324      22,480,163      22,459,770
                                                                       ==========      ==========      ==========
  Diluted.......................................................       23,848,515      23,867,458      23,864,031
                                                                       ==========      ==========      ==========
 Earnings per average share

  Basic.........................................................      $      2.43    $       2.30    $       2.24
                                                                       ==========     ===========     ===========
  Diluted.......................................................      $      2.37    $       2.24    $       2.18
                                                                       ==========     ===========     ===========
 Cash dividends paid per share of common stock..................       $     1.65    $       1.61    $       1.57
                                                                        =========     ===========     ===========

                  The   accompanying   notes  are  an   integral   part  of  the
consolidated financial statements.

                                CLECO CORPORATION

                           CONSOLIDATED BALANCE SHEETS

                                                                                          At December 31,
                                                                                      1999              1998
                                                                                  --------------   ---------------
                                                                                          (In thousands)
Assets

Current assets

  Cash and cash equivalents.................................................      $     25,161     $    19,457
  Customer accounts receivable (less allowance for doubtful accounts of
     $838 in 1999 and $812 in 1998).........................................            32,968          27,436
  Other accounts receivable.................................................            14,245          22,218
  Notes receivable..........................................................                               930
  Unbilled revenues.........................................................            20,816           9,712
  Fuel inventory, at average cost...........................................            10,461           9,725
  Material and supplies inventory, at average cost..........................            14,768          12,674
  Other current assets......................................................             6,941           1,738
                                                                                  ------------     -----------
          Total current assets..............................................           125,360         103,890
Property, plant and equipment
  Property, plant and equipment.............................................         1,579,304       1,565,028
  Accumulated depreciation..................................................          (555,675)       (551,705)
                                                                                  ------------     -----------
  Net property, plant and equipment.........................................         1,023,629       1,013,323
  Construction work-in-progress.............................................           187,988          76,475
                                                                                  ------------     -----------
          Total property, plant and equipment, net..........................         1,211,617       1,089,798
Other assets................................................................             4,225           3,500
Prepayments.................................................................             6,427           8,293
Restricted cash ............................................................            77,251
Regulatory assets-- deferred taxes..........................................           115,918          95,199
Other deferred charges......................................................            38,213          30,975
Accumulated deferred federal and state income taxes.........................           125,639          97,345
                                                                                  ------------     -----------
        Total Assets........................................................        $1,704,650     $ 1,429,000
                                                                                  ============     ===========

                  The   accompanying   notes  are  an   integral   part  of  the
consolidated financial statements



     (Continued on next page)

                                CLECO CORPORATION

                           CONSOLIDATED BALANCE SHEETS

                                   (Continued)

                                                                                          At December 31,
                                                                                      1999              1998
                                                                                  --------------   ---------------
Liabilities and shareholders' equity

Current liabilities

   Short-term debt .........................................................      $     25,989     $    68,416
   Long-term debt due within one year ......................................            27,374          33,330
   Accounts payable.........................................................            74,700          61,041
   Retainage................................................................             7,733             745
   Customer deposits........................................................            20,326          20,120
   Taxes accrued ...........................................................             4,786          11,942
   Interest accrued.........................................................             9,634           7,340
   Accumulated deferred fuel................................................             2,638           4,613
   Other current liabilities................................................             5,263           3,868
                                                                                    ----------       ---------
     Total current liabilities..............................................           178,443         211,415
Deferred credits
   Accumulated deferred federal and state income taxes .....................           321,197         286,619
   Accumulated deferred investment tax credits .............................            25,994          27,784
   Regulatory liabilities-- deferred taxes .................................            97,154          81,074
   Other deferred credits...................................................            49,722          35,900
                                                                                    ----------       ---------
     Total deferred credits.................................................           494,067         431,377
Long-term debt, net ........................................................           579,595         343,042
                                                                                    ----------       ---------
     Total Liabilities......................................................         1,252,105         985,834

Preferred stock subject to mandatory redemption.............................                             5,680

Stockholders' equity

  Preferred stock

      Not subject to mandatory redemption...................................            28,880          29,718
     Deferred compensation related to preferred stock held by  ESOP.........           (14,991)        (16,923)
                                                                                    ----------       ---------
        Total preferred stock not subject to mandatory redemption...........            13,889          12,795
                                                                                    ----------       ---------
  Common shareholders' equity

  Common stock, $2 par value, authorized 50,000,000 shares, issued
     22,531,870 and 22,767,754 shares at December 31,1999 and 1998,                     45,064          45,535
     respectively...........................................................
  Premium on capital stock..................................................           112,733         113,871
  Long-term debt payable in Company's common stock..........................             1,036
  Retained earnings.........................................................           282,825         271,019
  Treasury stock, at cost, 90,094 and 281,930 shares                                    (3,002)         (5,734)
                                                                                    ----------       ---------
   at December 31, 1999
     And 1998, respectively

     Total common shareholders' equity......................................           438,656         424,691
         Total shareholders' equity.........................................           452,545         437,486
                                                                                    ----------     -----------
Total liabilities and shareholders' equity..................................      $1,704,650       $ 1,429,000
                                                                                   =========       ===========

                  The   accompanying   notes  are  an   integral   part  of  the
consolidated financial statements

                                CLECO CORPORATION

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                               For the Years Ended December 31,
                                                                               --------------------------------
                                                                                1999            1998         1997
                                                                                ----            ----         ----
                                                                                         (In thousands)
Operating activities

  Net income.............................................................. $      56,766    $   53,801    $   52,519
  Adjustments to reconcile net income to net cash provided
    by operating activities
      Depreciation and amortization.......................................        51,301        50,852        47,719
      Allowance for funds used during construction........................          (745)       (1,716)         (789)
      Amortization of investment tax credits..............................        (1,790)       (1,790)       (1,790)
      Deferred income taxes...............................................         8,457         8,703         2,908
      Deferred fuel costs.................................................        (1,975)        1,648           797
      Restructuring charge................................................                                     1,285
      Gain on sales of property, plant and equipment, net.................          (711)                       (224)
      Changes in assets and liabilities
        Accounts receivable, net..........................................         3,371        (2,231)       (4,441)
        Unbilled revenues.................................................       (11,104)        1,378           103
        Fuel, material and supplies inventories...........................        (2,830)          662         3,334
        Accounts payable..................................................        20,647         4,421         2,058
        Customer deposits.................................................           206           (52)          411
        Taxes accrued.....................................................        (7,156)         (269)        6,405
        Interest accrued..................................................         2,294          (341)          160
        Other, net........................................................        (1,985)       (1,682)        7,321
                                                                            -------------     --------      --------
        Net cash provided by operating activities.........................       114,746       113,384       117,776
                                                                            ------------      --------      --------
Investing activities

  Additions to property, plant and equipment..............................      (179,226)      (94,030)      (77,525)
  Allowance for funds used during construction............................           745         1,716           789
  Proceeds from sales of property, plant and equipment....................         1,194           408           417
  Purchase of investments.................................................          (580)         (480)         (222)
  Sale of investments.....................................................                                         1
                                                                             -----------      --------      --------
        Net cash used in investing activities.............................      (177,867)      (92,386)      (76,540)
                                                                             -----------      --------      --------
Financing activities

  Issuance of common stock................................................           243           100            66
  Repurchase of common stock..............................................        (3,833)                        (16)
  Redemption of preferred stock...........................................        (6,518)         (522)         (252)
  Transfer of cash into restricted accounts...............................       (77,251)
  Issuance of long-term debt..............................................       269,352                      40,000
  Retirement of long-term debt............................................       (30,639)      (30,000)      (15,000)
  Increase (decrease) in short-term debt, net.............................       (43,383)       49,197       (30,942)
  Dividends paid on common and preferred stock, net.......................       (39,146)      (38,331)      (37,384)
                                                                             -----------      --------      --------
        Net cash provided by (used in) financing activities...............        68,825       (19,556)      (43,528)
                                                                             -----------      --------      --------
Net increase (decrease) in cash and cash equivalents......................         5,704         1,442        (2,292)
Cash and cash equivalents at beginning of year............................        19,457        18,015        20,307
                                                                             -----------      --------    ----------
Cash and cash equivalents at end of year.................................. $      25,161    $   19,457    $   18,015
                                                                            ============     =========     =========
Supplementary cash flow information
  Interest paid (net of amount capitalized)............................... $      30,819    $   28,118    $   28,770
                                                                            ============     =========     =========
  Income taxes paid....................................................... $      24,614    $   20,140    $   23,752
                                                                            ============     =========     =========

     The accompanying notes are an integral part of the consolidated financial statements.

                                CLECO CORPORATION

                      CONSOLIDATED STATEMENTS OF CHANGES IN

                           COMMON SHAREHOLDERS' EQUITY

                                                                               Long-term
                                                                                 debt
                                                                              payable in
                                                                 Premium on     Company
                                             Common Stock          Capital      common    Retained      Treasury Stock
                                          Shares      Amount        Stock        Stock     Earnings    Shares      Cost
                                          ------      ------        -----        -----     --------    ------      ----
                                                              (in thousands, except share amounts)
 BALANCE, JANUARY 1, 1997..........     22,760,154  $   45,520  $ 113,702     $           $ 240,414     307,577  $  6,242
 Redemptions of preferred stock....                                    18
 Incentive stock options exercised.          2,600           5         38
 Issuance of treasury stock........                                     5                                (8,528)     (172)
 Incentive shares forfeited........                                                                         793        16
 Dividend requirements, preferred
    stock, net.....................                                                          (2,118)
 Cash dividends paid, common stock,
    $1.57 per share................                                                         (35,266)
 Net income........................                                                          52,519
                                       -----------  ----------  ---------                 ---------
 BALANCE, DECEMBER 31, 1997             22,762,754      45,525    113,763                   255,549     299,842     6,086
                                       -----------  ----------  ---------                 ---------  ----------  --------
 Redemptions of preferred stock                                        10
 Incentive stock options exercised           5,000          10         74
 Issuance of treasury stock                                            24                               (19,755)     (401)
 Incentive shares forfeited                                                                               1,987        54
 Director's restricted stock award                                                                         (144)       (5)
 Dividend requirements, preferred
    stock, net                                                                               (2,137)
 Cash dividends paid, common stock,
    $1.61 per share                                                                         (36,194)
 Net income                                                                                  53,801
 BALANCE, DECEMBER 31, 1998             22,767,754      45,535    113,871                   271,019     281,930     5,734
 Redemption of preferred stock                                         18
 Repurchase of preferred stock                                        (62)
 Incentive stock options exercised          10,800          22        217
 Issuance of treasury stock                                             5                               (62,823)   (1,545)
 Treasury shares cancelled                (246,684)       (493)    (1,316)                   (3,256)   (246,684)   (5,020)
 Treasury shares purchased                                                                              117,671     3,833
 Dividend requirements, preferred
 stock, net                                                                                  (2,010)
 Adjustment for step-by-step
 acquistion of subsidiary                                                           1,036    (2,558)
 Cash dividends paid, common stock,
 $1.65 per share                                                                            (37,136)
 Net Income                                                                                  56,766
 Balance, December 31, 1999             22,531,870  $   45,064  $ 112,733     $    1,036  $ 282,825      90,094  $  3,002
                                       ===========  ==========  =========     ==========  =========  ==========  ========


              The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note A -- Holding Company Structure

     Effective July 1, 1999, Cleco Utility Group Inc. (Utility Group) reorganized into a holding company structure. This reorganization resulted in the creation of a new holding company, Cleco Corporation (the Company), which holds investments in several subsidiaries, one of which, Utility Group, contains the Louisiana Public Service Commission (LPSC) jurisdictional generation, transmission and distribution electric utility operations serving the Company's traditional retail and wholesale customers. Another subsidiary, Cleco Midstream Resources LLC (Midstream), operates competitive LPSC non-jurisdictional electric generation, oil and natural gas production, energy marketing and natural gas pipeline businesses. A third subsidiary, Utility Construction & Technology Solutions LLC (UtiliTech, formerly Cleco Services LLC), provides utility engineering and line construction services to municipal governments, rural electric cooperatives and investor-owned electric companies. There was no impact to the Company's Consolidated Financial Statements because the reorganization was accounted for similarly to a pooling of interest.

     Under the terms of the reorganization, the Company became the owner of all of Utility Group's outstanding common stock, and holders of existing common stock and two series of preferred stock exchanged their stock in Utility Group for stock in the Company. Shares of preferred stock in three series that did not approve the reorganization were redeemed for $5.7 million.

Note B - Summary of Significant Accounting Policies

General

     The Company is an exempt holding company under the Public Utility Holding Company Act of 1935. Its major, first-tier subsidiaries consist of Utility Group, Midstream and UtiliTech.

     Utility Group provides electric generation, transmission, distribution and customer care services to a diversified base of residential, commercial and industrial customers in 23 parishes (counties) of Louisiana. Utility Group also operates energy marketing operations, which trade in the Cinergy and Into Entergy power markets, and markets natural gas.

     Midstream develops wholesale generation projects, provides personnel to operate power plants, operates an energy marketing and trading business and owns and operates natural gas pipelines in Louisiana and Texas. Midstream's operations are primarily located in Louisiana and Texas.

         UtiliTech specializes in engineering and line construction contracting services. UtiliTech primarily operates in Louisiana, Arkansas, Texas and Mississippi.

         The consolidated financial statements include the accounts of the Company and all subsidiaries that the Company owns directly or indirectly through a majority interest. Intercompany transactions and balances are eliminated in consolidation.

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

         Certain reclassifications have been made to the 1997 and 1998 consolidated financial statements to conform to the presentation used in the 1999 consolidated financial statements. These reclassifications had no effect on net income applicable to common stock or total common shareholders' equity.

Regulation

         Utility Group maintains its accounts in accordance with the Uniform System of Accounts prescribed for electric utilities by the Federal Energy Regulatory Commission (FERC), as adopted by the LPSC. Utility Group's retail rates for residential, commercial and industrial customers and other retail sales are regulated by the LPSC, and its rates for transmission services and wholesale power sales are regulated by the FERC. Utility Group follows Statements of Financial Accounting Statement No. 71 (SFAS 71), "Accounting for the Effects of Certain Types of Regulation." This Statement allows utilities to capitalize or defer certain costs based on regulatory approval and management's ongoing assessment that it is probable these items will be recovered through the ratemaking process. During 1999 the LPSC directed its staff to develop a transition to competition plan to be presented on or before January 1, 2001. The plan under development by the LPSC Staff may affect the regulatory assets and liabilities recorded in Utility Group under SFAS 71 if the criteria for the application of SFAS 71 cannot continue to be met.

          Utility Group has recorded regulatory assets and liabilities, primarily for the effects of income taxes, as a result of past rate actions of regulators pursuant to SFAS 71. The effects of potential deregulation of the industry or possible future changes in the method of rate regulation of Utility Group could require Utility Group to discontinue the application of SFAS 71 in the future, pursuant to SFAS No. 101, "Regulated Enterprises -- Accounting for the Discontinuation of Application of FASB Statement No. 71" (SFAS 101). At December 31, 1999, Utility Group had recorded $18.7 million of regulatory assets, net of regulatory liabilities, because of the regulatory requirement to flow through the tax benefits of accelerated deductions to current customers and an implied regulatory compact that future customers would fund these amounts when Utility Group pays the additional taxes. These differences occur over the lives of relatively long-lived assets, up to 30 years or more. Under the current regulatory and competitive environment, Utility Group believes that these regulatory assets will be fully recoverable. However, if in the future, as a result of regulatory changes or increased competition, Utility Group's ability to recover these regulatory assets would not be probable, then to the extent that such regulatory assets were determined not to be recoverable, Utility Group would be required to write-off or write-down such assets.

Property, Plant and Equipment

 Electric Utility Plant. Electric utility plant consists of LPSC regulated generation assets utilized for retail operations and electric transmission and distribution properties. Electric utility plant is stated at the original cost of construction, which includes certain materials, labor, payroll taxes and benefits, administrative and general costs, and the estimated cost of funds used during construction. The cost of repairs and minor replacements is charged as incurred to the appropriate operating expense and clearing accounts. The cost of improvements is capitalized. Upon retirement or disposition, the recorded cost of depreciable plant and the cost of removal, net of salvage value, are charged to accumulated depreciation.

         The table below discloses the amounts of plant acquisition adjustments reported in Utility Group's property, plant and equipment and the associated accumulated amortization reported in accumulated depreciation. The plant acquisition adjustment relates primarily to the acquisition of Teche Electric Cooperative, Inc. in 1997.

                                                              At December 31,

Utility Group                                                 (In thousands)

                                                            1999          1998
Plant acquisition adjustment                              $5,379        $5,377
Less  accumulated amortization                              (698)         (446)
                                                          -------       -------
     Total plant acquisition adjustment                   $4,681        $4,931
                                                          =======       ======

         The provision for depreciation is computed using the straight-line method at rates that will amortize the unrecovered cost of depreciable property over its estimated useful life. Annual depreciation provisions expressed as a percentage of average depreciable property were 3.28% for 1999, 3.32% for 1998 and 3.27% for 1997.

 Other Property. Other property, plant and equipment consists primarily of natural gas pipelines and construction work-in-progress on an LPSC non-jurisdictional power plant. Other property, plant and equipment is stated the same as utility plant, except that estimated cost of funds used during construction is not included; instead, interest is capitalized during the construction period.

         Depreciation on other property, plant and equipment is calculated primarily on a straight-line basis over the useful lives of the assets.

 CASH EQUIVALENTS

         The Company considers highly liquid, marketable securities and other similar instruments with original maturity dates of three months or less at the time of purchase to be cash equivalents.

RESTRICTED CASH

         Restricted cash represents cash to be used for specific purposes. Approximately $15 million in restricted cash represents deposits into an escrow account for credit support as required by a provision of the Capacity Sale and Tolling Agreement between Cleco Evangeline LLC (Evangeline) and Williams Energy Marketing & Trading Company (Williams). The credit support is to be maintained as security for the performance of Evangeline in regards to the Capacity Sale and Tolling Agreement. Upon the fulfillment of certain conditions, the credit support can be reduced to $13 million. The remaining restricted cash is the proceeds from the sale of Evangeline senior secured bonds, which are to be used for the construction of the Evangeline power plant.

 INCOME TAXES

         Deferred income taxes are provided at the current enacted income tax rate on all temporary differences between tax and book basis of assets and liabilities. The Company recognizes regulatory assets and liabilities incurred within the Utility Group for the tax effect of temporary differences, which, to the extent past ratemaking practices are continued by regulators, will be realized over the accounting lives of the related properties. The Company files a federal consolidated income tax return for all subsidiaries, except for Cleco Energy LLC (Energy) and the subsidiaries in which Energy has an ownership interest.

 INVESTMENT TAX CREDITS

         Investment tax credits, which were deferred for financial statement purposes, are amortized to income over the estimated service life of the properties that gave rise to the credits.

 DEBT EXPENSE, PREMIUM AND DISCOUNT

         Expense, premium and discount applicable to debt securities are amortized to income ratably over the lives of the related issues. Expense and call premium related to refinanced Utility Group debt are deferred and amortized over the remaining life of the original issue.

 REVENUES AND FUEL COSTS

         Utility revenues. Revenues from sales of electricity are recognized based upon the amount of energy delivered. The cost of fuel and purchased power used for retail customers is currently recovered from customers through fuel adjustment clauses, based upon fuel costs incurred in prior months. These adjustments are subject to audit and final determination by regulators.

         Energy marketing and other revenues. Revenues are recognized at the time products or services are provided to customers.

 ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION (AFUDC)

         The capitalization of AFUDC is a utility accounting practice prescribed by the FERC and the LPSC. AFUDC represents the estimated cost of financing construction work-in-progress. AFUDC does not represent a current source of cash, but under regulatory practices, a return on and recovery of AFUDC is permitted in setting rates charged for utility services. The composite AFUDC rate, including borrowed and other funds on a combined basis, for 1999 was 13.75% on a pretax basis (8.46% net of tax), for 1998 was 13.49% on a pretax basis (8.30% net of tax), and for 1997 was 13.97% on a pre-tax basis (8.59% net of tax).

 CAPITALIZED INTEREST

         The Company and its subsidiaries, except Utility Group, capitalize interest costs for construction in accordance with SFAS No. 34 "Capitalization of Interest Cost." SFAS No. 34 states interest should be capitalized on assets, other than inventory, that require a period of time to construct and when interest costs are incurred by the enterprise constructing the asset. During the year ending December 31, 1999, the Company has capitalized approximately $5.3 million in interest costs, as compared to approximately $0.5 million during the year ending December 31, 1998.

RISK MANANGEMENT

         The market risk inherent in the Company's market risk-sensitive instruments and positions is the potential change arising from increases or decreases in the short-, medium- and long-term interest rates, the commodity price of electricity traded on the Into Entergy and the Cinergy exchanges and the commodity price of natural gas traded. Generally, Utility Group's market risk-sensitive instruments and positions are characterized as "other than trading;" however, Utility Group does have positions that are considered "trading" as defined by Emerging Issues Task Force Consensus No. 98-10 (EITF 98-10). All of the positions held by Cleco Marketing & Trading LLC (CMT), a subsidiary of Midstream, are characterized as "trading" under EITF 98-10. Positions that are considered "trading" under EITF 98-10 are marked-to-market at the end of reporting periods. The mark-to-market gains or losses are reflected in the income statement in the energy marketing revenue line item. The off-setting unrealized gain or loss is recorded on the balance sheet in other current assets or other current liabilities. Positions that are considered "other than trading" under EITF 98-10 are accounted for under SFAS No. 80, "Accounting for Futures Contracts." Under SFAS No. 80, income or loss in such positions is deferred until the underlying transactions have been realized.

 RECENT ACCOUNTING STANDARDS

                  SFAS No. 133, "Accounting for Derivatives Instruments and Hedging Activities," was to be implemented during the Company's fiscal year ending December 31, 2000. SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133," delayed the implementation of SFAS No. 133 until all fiscal years beginning after June 15, 2000. The Company expects to adopt SFAS No. 133 for the fiscal year beginning January 1, 2001. The effect of adopting SFAS No. 133 has not been determined.

 EARNINGS PER AVERAGE COMMON SHARE

         Earnings per average common share (EPS) is computed using the weighted average number of shares of common stock outstanding during the year. EPS is reported for the years 1999, 1998 and 1997 to reflect the Company's adoption of SFAS No. 128, "Earnings per Share." The following table is a reconciliation of the components in the calculation of basic and diluted earnings per share.

         Incentive stock options outstanding at December 31, 1999, as disclosed in Note F - Common Stock, could potentially dilute EPS in the future but were not included in the year ended December 31, 1999 calculation of diluted EPS because during 1999, the options were antidilutive. For the years ended December 31, 1998 and 1997, the incentive stock options outstanding were dilutive and included in the calculation of diluted EPS.

                                                             For the year ended December 31,
                                                         (In thousands, except per share amounts)
                                   1999                                1998                                    1997
                      Income       Shares    Per share      Income       Shares    Per share      Income       Shares     Per-share
                    (Numerator) (Denominator)  Amount    (Numerator) (Denominator)   Amount    (Numerator)  (Denominator)   Amount
 Net income          $56,766                               $53,801                                $52,519
 Less: preferred
  dividend

  requirements, net   (2,010)                               (2,137)                                (2,117)
                       -----                                -------                                -------

 Basic EPS

 Income available
  for common

  shareholders        54,756        22,501      $2.43       51,664       22,480      $2.30         50,402    22,460           $2.24
                                                =====                                =====                                    =====

 Effect of Dilutive
   Securities

 Stock       option                                                           7                                   7
 grants
 Convertible ESOP
   preferred stock     1,723         1,347                   1,707        1,380                     1,646     1,397
                       -----         -----                   -----        -----                     -----     -----

 Diluted EPS

 Income available
 to common
 shareholders +
 assumed             $56,479        23,848      $2.37      $53,371       23,867      $2.24        $52,048    23,864           $2.18
 conversions         =======        ======      =====      =======       ======      =====        =======    ======           =====


Note C -- Jointly Owned Generating Units

         Two electric generating units operated by Utility Group are jointly owned with other utilities. The Company's proportionate share of operation and maintenance expenses associated with these two units is reflected in the financial statements.

                                                      At December 31, 1999
                                                    Rodemacher    Dolet Hills
                                                     Unit #2        Unit #1
                                                     -------        -------
                                                       (Dollar amounts in
                                                           thousands)
 Percentage of ownership....................               30%          50%
 Utility plant in service...................          $85,372      $274,231
 Accumulated depreciation...................          $44,819      $111,510
 Unit capability (megawatts)................            523.0         650.0
 Share of capability (megawatts)............            156.9         325.0

 Note D -- Fair Value of Financial Instruments

         The amounts reflected in the financial statements at December 31, 1999 and 1998, for cash and cash equivalents, accounts receivable, accounts payable and short-term debt approximate fair value because of their short-term nature. The fair value of the Company's long-term debt and nonconvertible preferred stock is estimated based upon the quoted market price for the same or similar issues or by a discounted present value analysis of future cash flows using current rates obtainable by the Company for debt and preferred stock with similar maturities. The fair value of convertible preferred stock is estimated assuming its conversion into common stock at the market price per common share at December 31, 1999 and 1998, with proceeds from the sale of the common stock used to repay the principal balance of the Company's loan to the Employee Stock Ownership Plan (ESOP). The estimated fair value of energy market positions is based upon observed market prices when available and when such market prices are not available, management estimates market value at a discrete point in time based on market conditions and observed volatility. These estimates are subjective in nature and involve uncertainties. Therefore actual results may differ from these estimates.

                                                                                At December 31,
                                                                                ---------------
                                                                       1999                          1998
                                                                       ----                          ----
                                                             Carrying      Estimated        Carrying     Estimated
                                                               Value      Fair Value         Value       Fair Value
                                                               -----      ----------         -----       ----------
                                                                                 (In thousands)
Financial instruments not marked-to-market
  Long-term debt......................................         $615,007    $608,838         $376,698      $400,738
  Preferred stock
    Not subject to mandatory redemption...............         $ 12,863   $  26,036         $ 12,795      $ 28,567

    Subject to mandatory redemption...................                                      $  5,680      $  5,143

                                                             Original      Estimated        Carrying     Estimated
                                                               Value      Fair Value         Value       Fair Value

Financial instruments not marked-to-market
Energy Market Positions...............................
    Assets                                                   $10,097        $8,832
    Liabilities                                              $7,470         $6,760

         The financial instruments not marked-to-market are reported on the Company's consolidated balance sheets at carring value. The financial instruments marked-to-market represent off-balance-sheet resk because, to the extent the Company has an open position, it is exposed to the risk that fluctuating market prices may adversely impact its financial position or results of operations upon settlement. Original value represents the fair value of the positions at the time originated.

Note E -- Debt

         The Company and its subsidiaries have revolving credit facilities totaling $302 million, consisting of four separate facilities. Compensating balances are not required for any of the facilities.

         The Company has two credit facilities totaling $200 million. The first facility is a $120 million facility which provides for borrowings at interest rates based on either competitive bid, prime rate, or the London Interbank Offered Rate and will expire on August 25, 2000. The commitment fees for this facility are based upon the Company's lowest secured debt ratings and are currently 0.10%. The second facility is an $80 million, three-year facility that provides for borrowings at interest rates established by competitive bid and will expire on August 25, 2002. The commitment fees for this facility are based upon the Company's lowest secured debt ratings and are currently 0.125%. Guaranties issued by the Company to third parties for certain types of transactions between those parties and the Company's subsidiaries, other than Utility Group, will reduce the amount of the facilities available to the Company by an amount equal to the stated or determinable amount of the primary obligation. In addition, certain indebtedness incurred by the Company outside of the facilities will reduce the amount of the facilities available to the Company. The amount of guaranties provided by the Company and other indebtedness reducing the amount of the facilities available to be utilized was $18.2 million at December 31, 1999. This provision did not exist at December 31, 1998

         Utility Group has one credit facility for $100 million. This facility provides for uncollaterialized borrowings at prevailing interest rates and is scheduled to expire on June 15, 2000. Interest rates are established by competitive bid. Commitment fees are based upon the Utility Group's lowest secured debt ratings and are currently 0.10%.

         UtiliTech has one credit facility for $2 million. This facility provides for borrowings at prevailing interest rates and will expire on December 31, 2000. Commitment fees for the facility are based on a percentage of the unused line of credit. The facility is collateralized by the assets of UtiliTech, and is supported by a $1 million guarantee from the Company.

Total indebtedness as of December 31, 1999 and 1998 were as follows:

                                                                         At December 31,
                                                                          (In thousands)
                                                                    1999                   1998
                                                                    ----                   ----
Commercial paper, net                                            $   5,989             $  68,226
Short-term bank loans                                               20,000                   190
                                                                 ---------             ---------
   Total short-term debt                                         $  25,989             $  68,416
                                                                 =========             =========

First mortgage bonds

   Series X, 9 1/2%, due 2005                                    $  60,000             $  60,000
Pollution control revenue bonds, variable rate, due 2018                                  61,260
Pollution control revenue bonds, fixed rate of 5.875%,
   due 2029, callable after September 1, 2009                       61,260
Long-term bank loans                                                 9,106                10,438
Medium-term notes

   7.85%. due 2000                                                  25,000                25,000
   7.55% due 2004, callable at 100%, 2002                           15,000                15,000
   7.50% due 2004, callable at 100%, 2002                           10,000                10,000
   7.00% due 2003                                                   10,000                10,000
   5.90% due 1999                                                                         10,000
   6.55%, due 2003                                                  15,000                15,000
   6.33%, due 2002                                                  25,000                25,000
   5.78%, due 2001                                                  10,000                10,000
   6.20%, due 2006                                                  15,000                15,000
   6.42%, due 2001                                                  15,000                15,000
   6.95%, due 2006                                                  10,000                10,000
   6.53%, due 2007                                                  10,000                10,000
   6.32%, due 2006                                                  15,000                15,000
   6.28%, due 2008, putable at 100%, 1999                                                 20,000
   7.50%, due 2007                                                  15,000                15,000
   7.00%, due 2007                                                  25,000                25,000
   6.52%, due 2009                                                  50,000
     Total medium-term notes                                       265,000               245,000

Senior secured bonds, 8.82%, due 2019                              218,600
     Gross amount of long-term debt                                613,966               376,698
Less:
   Amount due within one year                                      (27,374)              (33,330)
   Amount classified as  assets available for sale                  (6,076)
   Unamortized premium and discount, net                              (921)                 (326)

   Total long-term debt, net                                     $ 579,595             $ 343,042
                                                                 =========             =========


                                                  2000         2001         2002         2003         2004      Thereafter
                                                  ----         ----         ----         ----         ----      ----------
                                                                             (In thousands)
Amounts payable under long-term debt             $27,374       $35,622      $30,635      $31,090      $29,924      $459,321
agreements                                    ==========    ==========   ==========   ==========   ==========   ===========

         The weighted average interest rate on short-term debt at December 31, 1999, was 6.8% compared to 5.26% at December 31, 1998.

         The first mortgage bonds are collateralized by the LPSC jurisdictional property, plant and equipment within Utility Group. In the various parishes that contain such property, a lien is filed with the clerk of court. Before Utility Group can sell any of this property, it must get a release signed by the trustee.

         The senior secured bonds are collateralized with the Evangeline generating station assets held by Evangeline.

         The three issues of Utility Group's 1991 series pollution control bonds totaling $61.3 million were refinanced on September 2, 1999. Two new series were issued to replace the old bonds, which were retired using the legal defeasance method and removed from the balance sheet as permitted under SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." The new bonds were issued at a fixed rate with a coupon of 5.875%, and were discounted and sold at 98.956%, with a final maturity of September 1, 2029, subject to optional redemption by Utility Group after September 1, 2009. The bonds are insurance-backed, thereby fixing the cost of the credit support for the life of the bonds. In a related transaction, an interest rate lock agreement was entered into for the notional amount of the bonds, effectively locking the rate of the bonds at 5.663% for the 30-year period. Utility Group received approximately $1.8 million from the interest rate lock counterparty upon settlement, which will be amortized over the life of the bonds.

Note F-- Common Stock

         In association with incentive compensation plans in effect during the three-year period ended December 31, 1999, certain officers and key employees of the Company and its subsidiaries were awarded shares of restricted Company common stock. The cost of the restricted stock awards, as measured by the market value of the common stock at the time of the grant, is recorded as compensation expense during the periods in which the restrictions lapse. As of December 31, 1999, the number of shares of restricted stock previously granted for which restrictions had not lapsed totaled 139,141 shares.

         The Company makes no charge to expense with respect to the granting of options at fair market value or above to employees. Options may be granted to certain officers or key employees of the Company or its subsidiaries. During 1999 the Company granted two types of non-qualified stock options under the incentive compensation plan - basic and premium options. Basic options have an exercise price approximately equal to the fair market value of the stock at grant date. Premium options have three exercise prices that are above the fair market value of the stock at grant date. Both types of options granted in 1999 vest one-third each year beginning on the third anniversary of the grant date. Both types of options granted in 1999 expire after ten years. In accordance with Accounting Principles Board Opinion No. 25 (APB 25), the Company has not recognized any compensation expense for stock options granted.

         Changes in incentive shares for the three-year period ended December 31, 1999, were as follows:

                                                                                  Incentive Share
                                                                ----------------------------------------------------
                                                                 Option Price      Unexercised      Available for
                                                                   per Share      Option Shares     Future Grants

Balance, January 1, 1997................................                             18,400           731,851

Options exercised.......................................              $16.780        (2,600)
Restricted stock granted................................                                              (20,904)
Restricted stock forfeited..............................                                                  793
Incentive stock awarded.................................                                               (3,701)

Balance, December 31, 1997..............................                             15,800           708,039

Options exercised.......................................             $16.780         (5,000)
Options granted (directors).............................             $31.875         12,503           (12,503)
Restricted stock granted................................                                              (21,362)
Restricted stock forfeited..............................                                                2,543

Balance, December 31, 1998..............................                             23,303           676,717

Options exercised.......................................             $16.780        (10,800)
Options granted (directors).............................             $31.875          7,778            (7,778)
Options granted - basic (employees).....................             $32.250        166,300          (166,300)
Options granted - premium (employees)...................            $38.41 to
                                                                     $43.16         371,400          (371,400)
Restricted stock granted................................                                              (50,074)
Restricted stock forfeited..............................                                                  552

Balance, December 31, 1999..............................                            557,981            81,717

                  Had the compensation cost for the Company's stock-based compensation plans been determined consistent with SFAS 123, the Company's net income and net income per common share would approximate the pro forma amounts below:

                                                             For the year ended December 31,
                                                         (In thousands except per share amounts)
                                              1999                      1998                        1997
                                        As          Pro             As         Pro             As           Pro
                                     Reported      Forma         Reported     Forma         Reported       Forma
SFAS 123 expense                   $            $   1,036      $            $    525      $             $     382
Estimated reduction in income
    tax for SFAS 123 expense                         (342)                      (173)                        (126)
Net income applicable to
     common stock                     $54,756     $54,062      $    51,664  $ 51,312      $    50,402   $  50,146
Net income per basic common
    share                            $   2.43   $    2.40      $      2.30  $   2.28      $      2.24   $    2.23

The assumptions used to calculate the additional compensation expense are as follows:

                                                                    For the year ended December 31,
                                                                    -------------------------------
                                                                1999              1998             1997
                                                                ----              ----             ----
Expected term (in years)                                         6.31             5.00              N/A
Volatility                                                      12.94%           12.29%             N/A
Expected dividend yield                                          5.11%            5.05%             N/A
Risk-free interest rate                                          5.94%            5.79%             N/A
Weighted average fair value (Black Scholes value)               $2.15            $3.13              N/A

         The effects of applying SFAS 123 in this pro forma disclosure are not necessarily indicative of future amounts. SFAS 123 does not apply to awards prior to 1995, and the Company anticipates making awards in the future under its stock-based compensation plans.

          The following table summarizes information about employee and director stock options outstanding at December 31, 1999:

                                        Options Outstanding

                                               Weighted         Weighted
                                                Average          Average
      Range of               Number            Exercise         Remaining
   Exercise Price          Outstanding           Price         Contr. Life
---------------------    ----------------    --------------   ---------------
       $31.88                 20,281             $31.88            8.71
       $32.25                166,300             $32.25            9.50
$38.41 to $43.16             371,400             $40.76            9.50

          At December 31, 1999, no outstanding stock options were exercisable

         Various debt agreements contain covenants that restrict the amount of retained earnings that may be distributed as dividends to common shareholders. The most restrictive covenant requires that common shareholders' equity be not less than 30% of total capitalization, including short-term debt. At December 31, 1999, approximately $111.8 million of retained earnings was not restricted.

Note G -- Assets Held for Sale

         Oil and gas properties held by Energy, a subsidiary of Midstream, have been identified as "Assets Held for Sale" and are accounted for in accordance with the provisions of EITF Consensus No. 87-11, "Allocation of Purchase Price to Assets to Be Sold." Oil and gas properties held for sale are reflected net of working capital and debt specifically identified with the purchase of the oil and gas properties. These properties are periodically reviewed to determine if they have been impaired. In accordance with EITF No. 87-11, a net loss relative to the operations of these assets of approximately $0.3 million has been excluded from the Consolidated Statements of Income and capitalized as a component of assets held for sale for the seven month period ended July 31, 1999. The components of the assets available for sale consist of assets with a book value of approximately $8.9 million offset by capitalized losses of $0.3 million and long-term debt of approximately $6.1 million for a net of $2.5 million, which is reported in other current assets. A net loss of approximately $0.2 million has been included in the Consolidated Statements of Income for the five month period ended December 31, 1999.

Note H -- Preferred Stock

         All shares of the 4.5% Series 1955, 4.65% Series 1964, and 4.75% Series 1965 of preferred stock of Utility Group were redeemed at a cost of $5.7 million in June 1999. The shareholders of these series of preferred stock voted "no" on the formation of the holding company in May 1999. As part of the share exchange agreement, preferred shareholders of these series had their shares redeemed.

         In connection with the establishment of the ESOP, Utility Group sold 300,000 shares of 8.125% convertible preferred stock to the ESOP. As part of the holding company reorganization, each share of Utility Group 8.125% convertible preferred stock was exchanged for one share of Company 8.125% convertible preferred stock. Each share of Company 8.125% preferred stock is convertible into 4.8 shares of Company common stock. The amount of total capitalization reflected in the consolidated financial statements has been reduced by an amount of deferred compensation expense related to the shares of convertible preferred stock which have not yet been allocated to ESOP participants. The amount shown in the consolidated financial statements for preferred dividend requirements in 1999, 1998 and 1997 has been reduced by $435,000, $521,000 and $587,000, respectively, to reflect the benefit of the income tax deduction for dividend requirements on unallocated shares held by the ESOP.

         Upon involuntary liquidation, preferred shareholders are entitled to receive par value for shares held before any distribution is made to common shareholders. Upon voluntary liquidation, preferred shareholders are entitled to receive the redemption price per share applicable at the time such liquidation occurs plus any accrued dividends.

                  Information   about  the   components   of   preferred   stock
capitalization is as follows:

                                                         (In thousands, except share amounts)
                                       Balance              Balance               Balance              Balance
                                       Jan. 1,              Dec. 31,              Dec. 31,             Dec. 31,
                                         1997     Change      1997      Change      1998     Change      1999
                                         ----     ------      ----      ------      ----     ------      ----
CUMULATIVE PREFERRED STOCK,
  $100 par value
  NOT SUBJECT TO MANDATORY
    REDEMPTION

    4.50%.......................       $  1,029            $   1,029             $  1,029               $1,029
  Convertible, Series of 1991,
    Variable rate...............         29,251    $(178)     29,073    $(384)     28,689      $838     27,851
                                      ---------   ------   ---------    -----    --------       ---     ------
                                        $30,280    $(178)   $ 30,102    $(384)   $  29,718     $838    $28,880
                                      =========   ======   =========    =====    =========      ===    =======

SUBJECT TO MANDATORY
  REDEMPTION
  4.50%, Series of 1955.........      $     360    $ (40)   $    320    $ (40)   $     280    $(280)
  4.65%, Series of 1964.........          3,080     (140)      2,940     (140)       2,800   (2,800)
  4.75%, Series of 1965.........          2,932      (72)      2,860     (260)       2,600   (2,600)
                                      $   6,372   $ (252)  $   6,120    $(440)   $   5,680  $(5,680)
                                      =========   ======== =========    =====    ==========  ========


Deferred compensation related to
  convertible preferred stock held
  Bby the ESOP..................       $(20,751)  $1,985   $ (18,766)  $1,843    $(16,923)   $1,932   $(14,991)
                                      =========   ======   =========   ======    ========     =====    ========

CUMULATIVE PREFERRED STOCK,
  $100 par value
  Number of shares

    Authorized..................      1,412,125   (2,125)  1,410,000   (4,000)   1,406,000   (54,000) 1,352,000
    Issued and outstanding......        366,519   (4,301)    362,218   (8,240)    353,978    (65,174)  288,804
                                      =========   ======   =========   ======    ========     ======  ========

CUMULATIVE PREFERRED STOCK,
  $25 par value
  Number of shares authorized
    (None outstanding)..........      3,000,000            3,000,000             3,000,000            3,000,000
                                      =========            =========             =========            =========

         Preferred stock, other than the convertible preferred stock held by the ESOP, is redeemable at the Company's option, subject to 30 days', prior written notice to holders. The convertible preferred stock is redeemable at any time at the Company's option. If the Company were to elect to redeem the convertible preferred stock, shareholders may elect to receive the optional redemption price or convert the preferred stock into common stock. The redemption provisions for the various series of preferred stock are shown in the following table.

                                              Optional Redemption

                                                       Price
                                                     per Share
Series
4.50%.....................................              $101
Convertible, Series of 1991
  Through March 31, 2000..................           $101.6250
  Thereafter..............................       $100.8125 to $100

Note I -- Pension Plan and Employee Benefits

         Substantially all employees are covered by a noncontributory, defined benefit pension plan. Benefits under the plan reflect an employee's years of service, age at retirement and highest total average compensation for any consecutive five calendar years during the last ten years of employment with the Company. The Company's policy is to fund contributions to the employee pension plan based upon actuarial computations utilizing the projected unit credit method, subject to the Internal Revenue Service's full funding limitation. No contributions to the pension plan were required during the three-year period ended December 31, 1999.

         The Company's retirees and their dependents are eligible to receive health, dental and life insurance benefits (other benefits). The Company recognizes the expected cost of these benefits during the periods in which the benefits are earned.

         The employee pension plan and other benefits obligation plan assets and funded status as determined by the actuary at December 31, 1999 and 1998, are presented in the following table.

                                                                               (In thousands)
                                                            Pension Benefits                    Other Benefits

                                                     -------------------------------- -----------------------------------
                                                          1999            1998             1999              1998
                                                     -------------------------------- ---------------- ------------------
  Change in benefit obligation
      Benefit obligation at beginning of year.......     $132,721      $123,082          $16,602          $15,379
      Service cost..................................        4,353         3,734              661              671
      Interest cost.................................        9,198         8,326            1,099            1,062
      Plan participants contributions...............                                         338              311
      Actuarial (gain)/loss.........................       (8,728)        4,591           (1,624)             176
      Expenses paid.................................       (1,254)       (1,100)
      Benefits paid.................................       (6,320)       (5,912)            (882)            (997)
                                                          -------        ------           ------         --------
      Benefit obligation at end of year.............      129,970       132,721           16,194           16,602
                                                          -------       -------           ------         --------

  Change in plan assets
      Fair value of plan assets at beginning of year      181,698       163,574
      Actual return on plan assets..................       10,489        25,136
      Expense paid..................................       (1,254)       (1,100)
      Benefits paid.................................       (6,320)       (5,912)
                                                          -------        ------
      Fair value of plan assets at end of year......      184,613       181,698
                                                          -------       -------

  Funded status.....................................       54,643        48,977          (16,194)         (16,602)
      Unrecognized net actuarial (gain).............      (53,369)      (48,421)          (3,058)          (1,434)
      Unrecognized transition obligation/(asset)....       (5,308)       (6,625)           6,673            7,186
      Prior service cost............................       12,775        13,745                -                -
                                                          -------    ----------           ------         --------
      Prepaid/(accrued) benefit cost................      $ 8,741     $   7,676         $(12,579)        $(10,850)
                                                          =======     =========         =========        ========

                  Employee pension plan assets are invested in the Company's common stock, other publicly traded domestic common stocks, U.S. government, federal agency and corporate obligations, an international equity fund, commercial real estate funds and pooled temporary investments.

                  Effective January 1, 1998, the Company changed the method of calculating fair market value of assets to reflect the difference between actual and projected appreciation for the current year ratably over five years. This change has been reflected in the table above.

                  Effective January 1, 1998, the Company increased the crediting rates for each year of service but limited the maximum number of years of service credited to 35. This change has been reflected in the table above.

                  The components of net periodic pension and other benefits cost (income) for 1999, 1998 and 1997 are as follows, along with assumptions used:

                                                                                    (In thousands)
                                              Pension Benefits                       Other Benefits

                                     ------------------------------------  -----------------------------------
                                        1999         1998        1997         1999        1998        1997
                                     -----------  ----------- -----------  ----------- -----------  ----------
 Components of periodic benefit
 costs

     Service cost....................$. 4,353     $  3,734    $  2,984       $  661      $  671      $   601
     Interest cost ....................  9,198       8,326       7,288        1,099       1,062        1,034
     Expected return on plan assets...(14,267)     (12,797)    (10,290)
     Amortization of transition

       obligation(asset)............... (1,317)     (1,318)     (1,317)         513         513          513
     Prior period service cost
           Amortization................                969         347
                                     969

     Net (gain)loss....................               (142)                                 (66)         (82)
                                                  --------    --------       ------      -------      -------

     Net periodic benefit            $  (1,064)    $(1,228)   $    (988)     $2,273      $2,180       $2,066
                                     ==========    =======    =========      ======      ======       ======
 cost/(income).........................

 Weighted-average assumptions as of December 31:

     Discount rate.....................   7.50%       6.75%      7.00%        7.50%        6.75%       7.00%
     Expected return on plan assets....   9.50%       9.50%      9.50%        N/A         N/A          N/A
     Rate of compensation increase.....   5.00%       5.00%      5.00%        N/A         N/A          N/A


                  The assumed health care cost trend rate used to measure the expected cost of other benefits was 8.5% in 1999 and 9.5% in 1997 and 1998, declining to 5.5% by 2009 and remaining at 5.5% thereafter. The initial health care cost trend rate was reduced from 10% in 1996 to 9.5% in 1998 and to 8.5% in 1999, which resulted in an unrecognized gain. Assumed health care cost trend rates have a significant effect on the amount reported for the health care plans. A one-percentage point change in assumed health care cost trends rates would have the following effects on other benefits:

                                                                           (In thousands)
                                                                         1-percentage point

                                                                     ---------------------------
                                                                      Increase         Decrease

                                                                     ------------   ------------
Effect on total of service and interest cost components..........        $119          $(121)
Effect on postretirement benefit obligation......................        $912          $(943)

         Substantially all employees are eligible to participate in a savings and investment plan (401(k) Plan). The Company makes matching contributions to 401(k) Plan participants by allocating shares of convertible preferred stock held by the ESOP. Compensation expense related to the 401(k) Plan is based upon the value of shares of preferred stock allocated to ESOP participants and the amount of interest incurred by the ESOP, less dividends on unallocated shares held by the ESOP. At December 31, 1999 and 1998, the ESOP had allocated to employees 139,086 and 124,984 shares, respectively.

         The table  below  contains  information  about the 401(k)  Plan and the
ESOP:

                                                                                For the year ended December 31,
                                                                                        (In thousands)
                                                                                1999         1998         1997
                                                                                ----         ----         ----
401(k) Plan expense....................................................         $1,108       $1,107       $1,453
Dividend requirements to ESOP on convertible preferred stock...........         $2,283       $2,341       $2,367
Interest incurred by ESOP on its indebtedness..........................         $1,296       $1,683       $1,604
Company contributions to ESOP..........................................         $1,513       $1,075       $1,235

Note J -- Income Tax Expense

         Federal income tax expense is less than the amount computed by applying the statutory federal rate to book income before tax as follows:

                                                                           For the year ended December 31,
                                                                             (In thousands, except for %)
                                                                  1999                  1998                   1997
                                                                  ----                  ----                   ----
                                                            Amount        %        Amount        %        Amount      %
                                                            ------        --       ------       ---       ------      -
Book income before tax................................      $83,990     100.0     $80,467     100.0     $80,248      100.0
Tax at statutory rate on book income before tax....          29,397      35.0      28,163      35.0      28,087       35.0
Increase (decrease):
  Tax effect of AFUDC.................................         (261)     (0.3)       (601)     (0.8)       (276)      (0.3)
  Amortization of investment tax credits.                    (1,790)     (2.1)     (1,790)     (2.2)     (1,790)      (2.2)
  Tax effect of prior-year tax benefits not deferred..        1,119       1.3       2,175       2.7         978        1.2
  AFUDC gross up - FASB 109...........................       (1,548)     (1.8)     (1,009)     (1.3)     (1,123)      (1.3)
                                                             ------               --------               ------
  Other, net..........................................       (2,727)     (3.2)     (2,443)     (3.0)     (1,522)      (1.9)
                                                             ------               -------                ------
Total federal income tax expense.....................        24,190      28.8      24,495      30.4      24,354       30.4
                                                             ------               -------                ------
Current state income tax expense.....................         3,034       3.6       2,171       2.7       3,375        4.2
                                                             ------               -------                ------
Total federal and state income tax expense...........       $27,224      32.4     $26,666      33.1     $27,729       34.6
                                                            =======      ====     =======      ====     =======       ====

Information about current and deferred income tax expense is as follows:

                                                                     (In thousands)
                                                               1999        1998       1997
                                                               ----        ----       ----
Current federal income tax expense....................        $17,523    $17,582     $23,236
Deferred federal income tax expense...................          8,457      8,703       2,908
Amortization of accumulated deferred investment tax credits    (1,790)    (1,790)     (1,790)
                                                               ------     ------      ------
Total federal income tax expense......................         24,190     24,495      24,354
Current state income tax expense......................          3,034      2,171       3,375
                                                               ------     ------       -----
Total federal and state income tax expense............        $27,224    $26,666     $27,729
                                                              =======    =======     =======
Deferred federal income tax expense attributable to:
  Depreciation........................................         $8,524    $11,748     $ 2,733
  Storm damages.......................................            912        492        (332)
  Asset basis differences.............................         (2,797)      (571)     (1,707)
  Employee benefits...................................            197       (419)        321
  Fuel costs..........................................            660       (612)        790
  Reacquired debt.....................................           (269)      (249)      1,037
  Other...............................................          1,230     (1,686)         66
                                                                -----     ------      ------
  Total deferred federal income tax expense...........        $ 8,457   $  8,703     $ 2,908
                                                              =======    =======     =======

         The balance of accumulated deferred federal and state income tax assets and liabilities at December 31, 1999 and 1998, was comprised of the tax effect of the following:

                                                                                  (In thousands)
                                                                             1999                  1998
                                                                    ------------------    -------------
                                                                    Asset      Liability      Asset  Liability
Depreciation and property basis differences...................       $ 6,894   $153,090   $  6,584   $143,975
Allowance for funds used during construction..................      .........    42,974                39,270
Investment tax credits........................................        15,979                17,378
FASB 109 adjustments..........................................        92,416    110,315     62,235     92,513
Postretirement benefits other than pension....................         4,731                 3,700
Other.........................................................         5,619      14,818     7,448     10,861
                                                                    --------    --------  --------   --------
Accumulated deferred federal and state income taxes...........      $125,639   $321,197    $97,345   $286,619
                                                                     =======   ========    =======   ========

         Regulatory assets recorded for deferred taxes at December 31, 1999 and 1998, were $115.9 million and $95.2 million, respectively. Regulatory liabilities recorded for deferred taxes at December 31, 1999 and 1998, were $97.1 million and $81.0 million, respectively. Regulatory assets and liabilities will be realized over the accounting lives of the related properties to the extent past ratemaking practices are continued by regulators.

Note K -- Disclosures about Segments

                                                                                    Unallocated Items,
                                                                                    Reclassifications
                                   Utility                                                  &
                                    Group       Midstream   UtiliTech     Others       Eliminations     Consolidated
1999
Revenues
   Retail electric operations    $  508,790    $              $         $                $              $   508,790
   Energy marketing operations      237,731       18,698                                                    256,429
   Other operations                                2,227       6,866          636           (3,972)           5,757
   Customer credits                  (2,776)                                                                 (2,776)
                                  ---------    ---------      ------    ---------        ---------       ----------
Total operating revenue             743,745       20,925       6,866          636           (3,972)         768,200

Intersegment revenues                 7,816        8,081         792        1,151          (17,840)
Depreciation expense                 49,285        1,101         199                          (566)          50,019
Interest charges                     28,414        1,284          12          666             (773)          29,603
Segment profit (loss) (1)            83,955        1,306      (1,754)         968          (29,719)          54,756
Segment assets                   $1,414,579    $247,021       $2,848     $263,889        $(223,687)      $1,704,650

(1) Reconciliation of segment profit to consolidated        Unallocated items
profit
                                                                Income taxes           $27,224
                                                                Preferred dividends      2,010
                                                                Other                      485
                                                                                           ---
                                                                                       $29,719

1998

Revenues

   Retail electric operations    $  487,280                                                             $   487,280
   Energy marketing operations       32,695     $10,118                                $(10,118)             32,695
   Other operations                                            $214        $865          (1,079)
   Customer credits                  (4,800)                                                                 (4,800)
                                  ---------    --------       -----     -------        --------          ----------
Total operating revenues            515,175      10,118         214         865         (11,197)            515,175

Intersegment revenues                             3,242         297       1,443          (4,982)
Depreciation expense                 48,369         831          79                        (910)             48,369
Interest charges                     27,360         792                                    (792)             27,360
Segment profit (loss) (1)            79,383        (719)       (176)      1,505         (28,329)             51,664
Segment assets                   $1,383,648     $67,322      $3,483     $27,443        $(52,896)         $1,429,000
(1) Reconciliation of segment profit to consolidated        Unallocated items
profit
                                                                Income taxes           $26,666
                                                                Preferred dividends      2,137
                                                                Other                     (474)
                                                                                    -----------
                                                                                       $28,329

1997

Revenues

   Retail electric operations     $  456,245                                                             $  456,245
   Energy marketing operations
   Other operations                                $164                   $760        $    (924)
   Customer credits
Total Operating revenues             456,245        164                    760             (924)            456,245

Intersegment revenues                             1,652                    440           (2,092)
Depreciation expense                  45,890        624                                    (624)             45,890
Interest charges                      28,586        440                                    (440)             28,586
Segment profit/(loss) (1)             78,938        129                  1,158          (29,823)             50,402
Segment assets                    $1,383,135     $8,642         $80    $19,869        $  (5,682)         $1,361,044
(1) Reconciliation of segment profit to consolidated        Unallocated items
profit
                                                                Income taxes           $27,729
                                                                Preferred dividends      2,117
                                                                Other                      (23)
                                                                                    -----------
                                                                                       $29,823

                  The Company has determined  that its  reportable  segments are based on the Company's method of internal reporting, which disaggregates its business units by first-tier subsidiary. The Company's reportable segments are Utility Group, Midstream and UtiliTech. Reportable segments were determined by applying SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." Each reportable segment engages in business activities from which it earns revenues and incurs expenses. Segment managers report at least monthly to the Company's CEO (the chief decision maker) with discrete financial information and present quarterly discrete financial information to the Company's Board of Directors. Budgets were prepared by each reportable segment for 2000, which were presented to, and approved by, Company's Board of Directors.

         The Other segment consists of costs within the parent company, costs within a shared services subsidiary, start-up costs associated with a retail services subsidiary, and revenue and expenses associated with an investment subsidiary. These subsidiaries operate within Louisiana and Delaware.

         The financial results of the Company's segments are presented on an accrual basis. Significant differences among the accounting policies of the segments as compared to the Company's consolidated financial statements principally involve the classification of revenue and expense between operating and other. Management evaluates the performance of its segments and allocates resources to them based on segment profit(loss) before income taxes and preferred stock dividends. In years 1997, 1998 and the first six months of 1999, Midstream and UtiliTech reported profit (loss) as other income (expense) within Utility Group. For purposes of this footnote, gross amounts of revenue and expenses are reported on the appropriate line. The Unallocated Items, Reclassifications & Eliminations column reclassifies the items of revenue and expense recorded under the equity method to other income (expense). Material intersegment transactions occur on a regular basis.

Note L -- Accrual of Estimated Customer Credits

       The Company's reported earnings in the year ended December 31, 1999, reflect a $2.8 million accrual within the Utility Group for estimated customer credits that may be required under terms of an earnings review settlement reached with the LPSC in 1996. The 1996 LPSC settlement, and a subsequent amendment, set the Utility Group's rates until the year 2004 and also provided for annual base rate tariff reductions of $3 million in 1997 and $2 million in 1998. As part of the settlement, Utility Group is allowed to retain all regulated earnings up to a 12.25% return on equity, and to share equally with customers as credits on their bills all regulated earnings between 12.25% and 13% return on equity. All regulated earnings above a 13% return on equity are credited to customers. The amount of credits due customers, if any, is determined by the LPSC annually based on 12-month-ending results as of September 30 of each year. The settlement provides for such credits to be made on customers' bills the following summer.

       Of the $2.8 million, $2.2 million relates to the 12-month-ended September 30, 1998, cycle, and the remaining $0.6 million relates to the estimated refund for the 12-month-ended September 30, 1999, cycle. The adjustment for the prior year's estimate of the refund for the 1998 cycle was due to the LPSC's final report on the 1998 cycle. The $2.8 million was recorded as a reduction in revenue due to the nature of the customer credits. The amount of the credit for the cycle ending September 30, 1999, if any, has not yet been determined by the LPSC.

Note M -- Repowering Project

         In July 1998 the Utility Group's Board of Directors approved the construction of a 750-megawatt repowering project (Project) by its then wholly owned subsidiary, Evangeline, to be implemented at the Coughlin Power Station
(CPS). The Project will use three new natural gas-fueled combustion turbine generators and related heat recovery system generators to repower two existing steam turbines at CPS.

         Evangeline, now a wholly owned subsidiary of Midstream, owns the Project. Evangeline has an agreement with an affiliate, Cleco Generation Services LLC, to operate the Project. As of December 31, 1999, the Company has spent approximately $160.8 million on the Project.

         Permanent financing for the Project was obtained on December 15, 1999. The Project is being financed with $218.6 million, 8.82%, nonrecourse, senior secured bonds of Cleco Evangeline, maturing in 2019 and an expected equity infusion of $38.6 million by the Company. The bonds are collateralized by Cleco Evangeline's assets. An additional equity infusion of up to $12.9 million will be required of the Company if the cost of the Project exceeds $257 million.

         Evangeline has received all necessary approvals from the LPSC and FERC. In February 1999 the LPSC approved the transfer of the existing CPS assets out of the LPSC- regulated rate base of Utility Group into Evangeline. The actual transfer occurred in November 1999. In return for the approval of the asset transfer, Utility Group agreed to extend the terms of its 1996 rate settlement with the LPSC for an additional three years to 2004. The agreement also contains specific provisions designed to hold harmless Utility Group's ratepayers from negative impacts that might result from the removal of the generating assets from the rate base. In return, the Utility Group was authorized to transfer the generating and transmission assets to Evangeline at their net book value of approximately $9.8 million.

         On November 10, 1999, Evangeline executed the Capacity Sale and Tolling Agreement with Williams. Under the terms of the agreement, for 20 years Williams has the right to own and market the electricity produced by the Evangeline facility and will supply the required natural gas to the facility. Evangeline will collect a fee from Williams for operating and maintaining the Evangeline facility. As a part of the agreement, the Company deposited $15 million into an escrow account on behalf of Evangeline.

Note N - Significant Non-Cash Transactions

         Effective August 3, 1999, Midstream purchased additional ownership in Energy from the other members, bringing the Midstream total ownership interest in Energy from 44% to 93.63%. The total purchase price of the additional ownership interest included $688,000 in Company common stock issued, and to be issued, to one member out of treasury shares held by the Company, and cancellation of a note receivable of $930,000 due from another member. Effective August 3, 1999, Midstream transferred the stock in its wholly owned subsidiary, CLE Intrastate Pipeline Company, Inc., to Energy. This transaction brought Midstream's ownership interest in Energy up to 98%.

         On July 1, 1999, 246,684 shares of the Company's common stock held as treasury stock, with a cost of approximately $5 million, were cancelled as a part of the holding company restructuring.

Note O --  Commitments and Contingencies

         Construction expenditures for 2000 are estimated to be $291 million, excluding AFUDC, and for the five-year period ending 2004 are expected to total $1.3 billion, excluding AFUDC. Scheduled maturities of debt and preferred stock will total approximately $27 million for 2000 and approximately $155 million for the five-year period ending 2004.

         Utility Group has entered into various long-term contracts for the procurement of coal and lignite to fuel certain of its generating stations. These contracts contain provisions for price changes, minimum purchase levels and other financial commitments. Utility Group purchases, as an additional fuel source for generation, natural gas under short-term contracts on the spot market.

         Utility Group and another utility filed suit against a joint venture and its partners who mine lignite for one of Utility Group's jointly owned electric generating units. The joint venture has filed counterclaims. The counterclaims resulted in the filing of another suit by Utility Group and the other utility against the joint venture's parent company. Management believes the counterclaims, if successful, would not have a significant adverse effect on Utility Group's financial position or results of operations. Normal day-to-day operations continue at the mining facility and the jointly owned electric generating unit.

         The coal for one of Utility Group's jointly owned generating units is transported under a long-term contract with a railroad. The railroad experienced operating problems beginning in 1997 which resulted in reduced volumes delivered to the unit. Throughout 1998 the delivery problems persisted, and the coal inventory fluctuated at or below the Utility Group's desired minimum level. However, in 1999, the deliveries of coal by the railroad were back to the normal schedule.

         Utility Group has accrued for liabilities to third parties, environmental claims, employee medical benefits, storm damages and deductibles under insurance policies that it maintains on major properties, primarily generating stations and transmission substations. Consistent with regulatory treatment, annual charges to operating expense to provide a reserve for future storm damages are based upon the average amount of noncapital, uninsured storm damages experienced by Utility Group during the previous five years.

         The Company has committed to provide up to $5 million per year to Energy for asset development projects as they occur for the years 1998 through 2002. Amounts not advanced in any year are added to the amount available for the remaining years. A total of $2.5 million was advanced to Energy in 1998 for the acquisition of Sabine Texican Pipeline, Inc.

         SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," establishes accounting standards for determining if long-lived assets are impaired, and when and how losses, if any, should be recognized. The Company believes that the net cash flows that will result from the operation of its assets are sufficient to cover the carrying value of the assets.

Note P -- Miscellaneous Financial Information (Unaudited)

                  Quarterly information for the Company for 1999 and 1998 is shown in the following table.

                                                                         (In thousands, except per share amounts)
                                                                    ----------------------------------------------------
                                                                                            1999

                                                                    ----------------------------------------------------
                                                                        1st          2nd          3rd          4th
                                                                      Quarter      Quarter      Quarter      Quarter
Operating revenues...........................................       $  121,719   $ 222,474    $  285,032   $  138,975
Operating income.............................................       $   19,481   $   29,519   $   47,291   $   16,250
Net income applicable to common stock........................       $    8,017   $   13,716   $   25,152   $    7,871
Basic net income per average common share....................       $     0.36   $     0.61   $     1.12   $     0.35
Diluted net income per average common share..................       $     0.35   $     0.59   $     1.07   $     0.35
Dividends paid per common share..............................       $    0.405   $    0.415   $    0.415   $    0.415
Market price per share
  High.......................................................       $   35.500   $   33.563   $   33.625   $   35.188
  Low........................................................       $   28.250   $   28.438   $   30.063   $   31.125


                                                                        (In thousands, except per share amounts)
                                                                   ----------------------------------------------------
                                                                                           1998

                                                                   ----------------------------------------------------
                                                                       1st           2nd          3rd          4th
                                                                     Quarter       Quarter      Quarter      Quarter

Operating revenues...........................................      $   97,210    $  128,298   $  172,553   $  117,114
Operating income.............................................      $   13,833    $   20,946   $   28,902   $   16,618
Net income applicable to common stock........................      $    6,468    $   14,491   $   22,320   $    8,385
Basic net income per average common share....................      $     0.29    $     0.64   $     0.99   $     0.38
Diluted net income per average common share..................      $     0.29    $     0.63   $     0.95   $     0.37
Dividends paid per common share..............................      $    0.395    $    0.405   $    0.405   $    0.405
Market price per share
  High.......................................................      $   34.563    $    34.750  $    33.875  $    36.125
  Low........................................................      $   30.250    $    29.000  $    28.625  $    32.875

     The Company's common stock is listed for trading on the New York and Pacific stock exchanges under the ticker symbol "CNL." The Company's preferred stock is not listed on any stock exchange. On December 31, 1999, the Company had 10,075 common and 129 preferred shareholders, as determined from the records of the transfer agent.

     On January 28, 2000, the Company's Board of Directors declared a quarterly dividend of 41.5 cents per share payable February 15, 2000, to common shareholders of record on February 4, 2000. Preferred dividends were also declared payable March 1, 2000, to preferred shareholders of record on February 15, 2000.

Report of Independent Accountants

To the Shareholders and Board of Directors of Cleco Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, cash flows and changes in common shareholders' equity present fairly, in all material respects, the financial position of Cleco Corporation and its subsidiaries at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers

New Orleans, Louisiana
January 31, 2000